Financial statements and Summary of Events

as of December 31st, 2003 and 2002

together with Auditor’s report

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To our shareholders, customers and employees

Once again, through these pages, we would like to invite you to share TGS performance in 2003 and take a look back over the course of the past year. We started 2003 in a context of high uncertainty with office changes in the Executive Branch and the subsequent lack of definition in macroeconomic issues, as well as in certain matters that have a direct impact on TGS, such as the redefinition of the regulatory framework of privatized companies and the re-composition of its tariffs. However, as from the second half of the past year a certain degree of exchange and currency stability along with an international context of favorable prices, played a role in the economic recovery experienced in late 2003 and prompted reasonable expectations for 2004.

Within this macroeconomic context, we managed to steer our business to good results. We can assert that we are satisfied with our performance and achievements.

From an operating standpoint, we managed to meet the increasing gas demand, also preserving the safety and reliability of the service. In the commercial area, we maintained the existing businesses, while completing the renegotiations of the contracts of midstream non-regulated business and developing new businesses through creative strategies and commercial structures. There is no denying that the financial area remained, as we had anticipated in our letter last year, one of the main challenges that the company had to address in 2003. In mid May, after deciding the withdrawal of the Restructuring Proposal of our financial indebtedness presented in February, TGS announced the deferral of principal and interest payments in order to safeguard the assets and business of the Company. In spite of this, talks with our main creditors were at no point abandoned and we are still in search of a suitable agreement for both parts.

We are proud of our performance in 2003 and anticipate with moderate optimism the future that lies ahead of us. We are aware, though, that there is still much work to be done and that both the continuity and economic recovery of our company in the long term pivot on two key major challenges: the re-composition of the regulatory framework and the restructuring of the financial indebtedness. We are confident that we will reach all our goals, reaping the rewards of all our team´s hard work and dedication.

We will now take a look at 2003 highlights and present our outlook for the future.

Tgs in 2003 : One year since the outbreak of the crisis

We ended 2002, marked by a material transformation of Argentina’s political and economic environment, with a severe deterioration for our Company’s business. As a consequence of the crisis - by no means attributable to the way in which operations were conducted in the Company- TGS took some measures tending to safeguard its assets, preserve the continuity of the service and above all adapt the Company to the new reality. This set of measures, in combination with the effort and dedication of our team, allowed TGS to get ahead of a critical 2003 focusing on the rendering of services and the overcoming of its challenges.

In connection with the gas transportation service segment in 2003, we have met satisfactorily an increasing demand, generated by an industrial reactivation and by the demand transfer to natural gas as the cheapest fuel. This is the result of the “pesification” and lack of adjustment to the prices in every component of the natural gas industry chain, which certainly did not happen with other alternative fuels. In this respect, our efficient response to the increased demand was the outcome of the substantial amount of investments that TGS made from the privatization to the year 2001. As from 2002 and throughout 2003, our investment flow was focused exclusively on the maintenance of the gas transportation system, always abiding by the quality standards set by our Management System Policy. This policy, directed at the preservation of the environment and the satisfaction of our clients through continuous improvement, is in line with the requirements outlined by ISO 14.001 and 9001 standards. It is worth noting that during 2003 TGS successfully overcame the auditing required for the maintenance of both certifications. Thus, TGS becomes the only company in its segment equipped with a policy of such value, which proves our commitment to render high quality and reliable services in each segment of the company.

The regulated gas transportation segment continued to decrease its revenue share in the Company’s total revenue, currently representing 47% as compared to about 80% reported until 2001. The lack of tariff adjustment after the devaluation and inflation processes and due to recurring delays in the renegotiation with the Executive Branch frustrated the economic re-composition of this business.. However, TGS maintained its firm transportation capacity stable after having renewed 12.9 million of cubic meters per day (“MMm3/d”) (455 million of cubic feet (“mcf/d”)) of firm transportation contracts expiring in 2003 and even increased interruptible transportation services. Tariff adjustment and the outlining of an adjustment methodology are essential to recompose the value of the business and recover TGS’s investment capacity

The relief in revenues derived mainly from the natural gas liquids (“NGL”) production and commercialization, and to a lesser extent from other services. Throughout 2003, NGL revenues benefited particularly from high international prices and the successful renegotiation of ethane and processing for third parties agreements. In the other services segment, we concluded the renegotiation of midstream and telecommunication agreements. Telecommunications services are rendered through TELCOSUR S.A. ("TELCOSUR"). The aim of these tariffs and prices renegotiations was to recompose the economic value of the agreements for TGS and guarantee to our clients the viability of the rendering of the services in the long term, after the crisis which took place in 2002. In addition, during 2003 TGS has been able to generate new business opportunities in the midstream segment, using innovating contractual structures. As a result of this, the Company currently treats the 12% of the total gas produced in Argentina.

Financial issues have demanded great dedication in 2003. With the objective to adjust indebtedness to fit the new business reality after the 2002 crisis, TGS started a process for the restructuring of its financial indebtedness and in February 2003 presented a debt restructuring proposal to its creditors. Unfortunately, the proposal did not gather the requisite majority for its implementation; we then decided to postpone the payment of principal and interest obligations contracted under the financial agreements in order to preserve the interest of our shareholders and be able to continue our operations. In spite of this defensive measure, TGS is still in talks with its main creditors in order to reach an agreement.

TGS acknowledges its influence on the context in which it conducts operations and considers that a search for excellence should go beyond the focus on safety and environmental protection. Thus, we have implemented a series of programs to suit the needs of the different neighboring communities. To this purpose we have developed and carry out actions that strive for providing for the wants of these communities and seek to provide them with tools for a sustainable development in the long term. Such actions also involve our people, who, through a Corporate Volunteers Program spontaneously give their time and effort to improve the infrastructure and the nutritional quality of community schools and dining rooms. All these contributions are part of what we call our Policy of Corporate Social Responsibility", defined as “the constant commitment to contribute to the sustainable development, with the participation of groups of interest, searching to improve the quality of life of society as a whole”.

2004 Outlook in TGS

Today, we can assert that we have emerged from the crisis considerable stability and a solid business basis, which allows us to anticipate the future with growing optimism. However, the crisis has left adverse consequences for our business, which have now developed into the great challenges to overcome in 2004 and the subsequent years.

The changes in the regulatory framework and the delays of the Executive Branch to start the renegotiation process with utility companies, have seriously deteriorated the value for our shareholders and our investment capacity in the natural gas transportation system, essential condition for the growth of the energy industry in general. It was this industry, based on the growth of its infrastructure in the last decade, which was the backbone of the industrial reactivation evident in 2003.

The key role of gas industry in Argentine economy renders it imperative to make adjustments in each of its stages, from the production to the distribution of gas, so that the offer, currently discouraged, effectively meets the growing demand. In TGS we trust that the authorities will be aware of the need of a renegotiation of the transportation license -which implies both a tariff adjustment and the outlining of a subsequent adjustment methodology. This results vital to guarantee the continuity of the service and a recovery in the long term which allows a future expansion of the gas transportation system. We also remain focused on the consolidation of the safety and reliability of our systems.

The other challenge that we undertook at the beginning of the year is the restructuring of the financial indebtedness, in order to restore the adequate relation between operational cashflows and the serving of financial obligations, compatible with a business development strategy.

Once these challenges are overcome, we believe that we can guarantee the economic viability of TGS as a going concern in the long term and with that positively play a key role in recovering the boom of the gas industry in Argentina, which as never before has become the engine of economic growth.

We want to express our thanks once again, to TGS team, for its invaluable contribution and perseverance, knowing that we can count on the best of each one to reach our future goals; to our shareholders for their continued trust in our management; and also to our customers for making us part of their business.

Eduardo Ojea Quintana	Rafael Fernandez Morandé
Chief Executive Officer and Vice-president	President

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TGS business profile

TGS started operations in late 1992, as a result of the privatization process of the Argentine energy segment. Today, TGS is the leader gas transportation company in Argentina, delivering about 60% of the gas consumed in Argentina. We render gas transportation services directly to distribution companies, power plants and industries along a pipeline system of 7,419 km (4,625 miles), with a transportation capacity of 62.5 MMm³/d and a compression power of 538.220 hp.

TGS is also one of the leading NGL producers and traders both in the local and international market, and an important provider of midstream services, including business and financial structuring, turnkey construction and the operation and maintenance of facilities (used for gas gathering, conditioning and transportation)

TGS also renders telecommunication services through its wholly-owned subsidiary, TELCOSUR, having become an important “carrier of carriers” in its service area.

After eleven years of operations, TGS now leads each of the segments of the gas industry in which it conducts business. A comprehensive understanding of the business and our flexibility to fit our customers´ needs enable us to offer integrated and complete solutions to our customers with a unique vision in the market.

Our Shareholders

TGS's main shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which together with Petrobras Energía S.A and a subsidiary, and subsidiaries of Enron Corp hold approximately 70% of capital stock. The remaining 30% of TGS's capital stock are listed in Buenos Aires and New York Stock Exchange. CIESA is controlled in 50% by Petrobras Energía S.A. and a subsidiary and the remaining 50% by Enron Corp subsidiaries

Our Vision and Mission

To be leaders in natural gas transportation and disposal, processing and commercialization of liquids,

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promoting the integration of energy market,

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prioritizing satisfaction of clients and consumers,

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generating sustainable value,

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developing our human resources,

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guaranteeing quality control, safety and preservation of environment

Our Values

Concentration on a constant improvement.

Ethics and integrity in each aspect of business.

Sincere, clear and objective communication.

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Financial Highlights (1)

	2003	2002	2001
	(in million of Argentine pesos constant at February 28, 2003, except for information per share or where otherwise stated)
Net revenues	892.8	939.5	1,220.3
Operating income	406.9	435.9	698.9
Income/(loss) before income tax	164.7	(646.2)	374.1
Net income/(loss)	286.2	(608.4)	239.9
Information per share:
Net income/(loss) per share	0.36	(0.77)	0.30
Operating generation of funds	527.6	241.2	470.0
Total assets	5,453.2	5,445.7	4,972.9
Investments in property, plant and equipment	44.2	105,4	423.0
Shareholder's equity	2,058.7	1,772.5	2,380.9
Total debt	3,252.7	3,539.2	2,407.3

(1) Information corresponding to consolidated financial statements.

Natural Gas as an Engine of Economic Growth

The severe deterioration of the economy in 2002 was evident in the plunge of certain indicators such as the 14% decrease in private consumption and the 36 % fall in private investment, which led to a 11% decline in the Gross Domestic Product (“GDP”). A strategy to foster the economic and social development of the country points out GDP growth as an essential priority. Primary energy offer will have a key role in this strategy and the gas industry specifically will be vital to this process, due to its significant share in the country primary energy offer.

Primary Energy Offer

Since the beginnings of the privatization process, which took place eleven years ago, the natural gas industry in Argentina has increased significantly as a consequence of a variety of factors, such as its large availability, higher and improved transportation and distribution services, efficiency in ecological terms, its relatively low price compared to international levels, and to alternative fuels in the local market. Competitiveness in the natural gas market was reflected in a considerable increase in demand, which rose from 17,800 MMm3/d (628,.594 billion f cubic feet (“bcf”)) in 1990 to 43,847 MMm3/d (1,548,426 bcf) in 2003 (measured from November 2002 to October 2003). This makes natural gas the preferred fuel both by residential or industrial users and electrical power plants.

Natural Gas End Users

The response to a higher demand of natural gas was based on the considerable investments made in each of the stages of the natural gas chain during the last decade, including the disbursements made by producers for the development and exploration of reserves. Transportation and distribution licensees made substantial investments, which nearly doubled gas transportation capacity, from 67 MMm3/d (2.3 billion of cubic feet per day (bcf/d”) to 115 MMm3/d while the distribution system was expanded by 53%. These investments not only made it possible for a larger number of Argentine people to use natural gas, but it also generated new work positions and triggered exports to neighboring countries bringing to an end the gas imports of previous years.

This achieved infrastructure was crucial to guarantee the continuity of the service and its excellence as well, in spite of the adverse circumstances which the whole gas industry currently faces since the approval of the Public Emergency Law and Exchange Regime Amendment (“Public Emergency Law”) in early 2002. This law derived in the conversion of public service tariffs to pesos and the prohibition of any adjustment thereon by application of any index. Also, price of gas at wellhead has remained “pesified “ and frozen since January 2002. The risk prompted by this situation is the deterioration of the service quality, the delay of the integration of Argentina to the regional energy market and remarkable distortions between Argentine energy prices and neighboring countries´ prices.

Natural Gas Residential Tariffs in Latinamerica

Energy Prices Comparison

(in Pesos at Equivalent Caloric Power)

Partly because of this delay in the price adjustment, natural gas demand increased during 2003 by 9%, reflecting a transfer from substitute fuels (which indeed registered several price increases in the last two years) to natural gas, which was and today is as never before the cheapest fuel in Argentina. On the other hand, the increase in demand is also a consequence of the industrial reactivation evident in the year 2003. This situation, although positive since shows that the recovery of the national economy has been sustained by the natural gas offer, poses the imperative need to recompose the prices and the contractual renegotiation of the regulatory framework of the transportation and distribution tariff systems (comprising both tariff recomposition and the outlining of subsequent adjustment mechanisms) within an institutional framework that fosters investments. Thus, the Government will have to guarantee the stability of the rules in order to set the basis of the long-awaited economic and social development of the country. Natural gas will play a major role in this process, supporting the progress of several industries in different scales and thus becoming an engine of economic growth.

Our business in 2003

Regulated Segment

Gas transportation

TGS renders regulated gas transportation service through its pipeline system 7,419 km long. The service starts with the reception of the gas owned by the shipper (distribution companies, producer, marketers or great users) in one or more reception points, to be transported and delivered at delivery points along the system. TGS pipeline system connects Argentina southern and western gas reserves with the main consumption centers in those areas, including the Greater Buenos Aires, in which the City of Buenos Aires -the main natural gas consumption center in Argentina- is located. The total service area includes approximately 4.6 million end users, comprising approximately 3.2 million in the Greater Buenos Aires. The direct service to residential, commercial, industrial users and electrical power plants is mainly rendered by four gas distribution companies, in such area, which are connected to TGS system: MetroGas S.A, Gas Natural Ban S.A., Camuzzi Gas Pampeana S.A (“Pampeana”). y Camuzzi Gas del Sur S.A.(“Sur”) Some important industries are also located in TGS's operation area, to which TGS renders direct transportation service. Transportation capacity hired by industrial clients on a firm basis represents approximately 20% of our total capacity.

In 2003, TGS renewed firm transportation capacity contracts for approximately 12.9 MMm3/d, mainly with Pampeana and Sur and thus managed to extend the average life of contracts related to this service up to approximately nine years.

Revenues related to this segment are derived from transportation contracts entered into with gas distribution companies and important industrial clients. Transportation contracts on a firm basis are those under which reservations and payments are made for capacity regardless of actual use of clients. TGS also renders interruptible transportation services under which gas transportation is carried out subject to the available capacity of the transportation system.

Gas transportation represented 47% of total incomes of the Company during 2003, falling from 57% in 2002 and from about 80% since the beginning of the rendering of the service to the year 2001.

This plunge of gas transportation revenues as compared to the Company´ s total revenues reflects the material deterioration that this segment suffered as a consequence of the pesification of its tariffs and the lack of adjustment decreed by the Public Emergency Law. Such law, among other stipulations, grants the Executive Branch the power to renegotiate the contracts entered between the government and the facility companies licensees.

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created, under the joint jurisdiction of the Ministries of Economy, Production, Federal Planning, Public Investment and Utilities. This new unit , which is a successor of the former Committee for the Renegotiations of Public Services and Works Contracts, will conduct the renegotiation process of the contracts related to utilities and public works, and is entitled to reach total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things

Until year end no progress was made in the renegotiation process: in late 2003 the UNIREN and TGS discussed preliminary documents, including: i) the Renegotiation Guidelines, which determined the preparation of an Agenda and a schedule for its discussion. ii) a draft Agenda was outlined in order to deal with main issues such as costs, investments programs and financing, rate of return and tariffs, etc. iii) a schedule was settled for the renegotiation of the regulatory framework. The deadline for the adjustment of the regulatory framework with the approval of National Congress was set for end of 2004.

In spite of the adverse circumstances that the segment is going through, TGS is still exploring new alternatives which may foster the growth of this business. Specifically, in 2003 TGS entered an agreement with a consortium of gas producers in the Austral basin, constituted by Total Austral S.A., Panamerican Sur S.R.L. and Wintershall Energía S.A. (“The Consortium”) with the purpose of providing argentine natural gas to the company Methanex, leader in methanol production, located in Chile. Under such agreement, TGS will construct a compressor plant of 12.700 hp along the General San Martin pipeline and -through a subsidiary denominated Emprendimientos Gas del Sur S.A. (“EGS”)-, will build a pipeline about 6 km long and with 1 MMm3/d of initial capacity (with a 1.2 MMm3/d expansion foreseen by the year 2009) which will link TGS main pipeline system with the Chilean border. The financing of the project is foreseen to consist in advance payments from the Consortium on account of future services

We realize that we have a business of high development potential, based on a fuel which has proved essential for the economic growth of the country. In order to be able to meet the growing demand, it is imperative for us to count on (and we trust the Government fully understands this) a predictable regulatory framework, with tariffs which allow TGS to recover its investment and financing capacity.

Financial and Operational Indicators of the Gas Transportation Segment

	2003	2002	2001
	(in million of Argentine pesos constant at February 28, 2003, except for information per share or where otherwise stated)
FINANCIAL SELECTED INFORMATION (1)
Net revenues	422,1	532,1	954,2
Operating Income	192,4	255,1	671,0
Depreciation of property, plant and equipment	134,9	147,3	124,5
Investments in property, plant and equipment	28,9	97,5	336,6
Identifiable assets	4.002,9	4.489,7	4.175,9
OPERATING STATISTICS:
Available capacity by the end of the year (in MMm³/d)	62,5	62,5	62,5
Average capacity hired on a firm basis (in MMm³/d)	61,7	61,4	60,7
Average deliveries (in MMm³/d)	52,6	49,4	46,7
Average deliveries during three rush days (in MMm³/d)	68,9	68,3	66,7
Annual load factor (2)	85%	80%	77%
Load factor during winter (2)	102%	96%	84%

(1) Information corresponding to consolidated financial statements.

(2) It arises from the quotient between average deliveries of the corresponding period and average capacity hired on a firm basis for such period

Non-Regulated Segment

NGL production and commercialization

As opposed to the gas transportation service, this activity is not regulated by the Enargas. NGL production and commercialization activities comprehend the extraction of ethane, propane, butane, and natural gasoline from the gas flow that arrives to Cerri Complex, located near Bahía Blanca and connected to all TGS main pipelines. Once the mentioned products are obtained, TGS commercializes them under different contractual systems. This activity also comprises storage and dispatch by truck and subsequent shipment of the NGL extracted at the Cerri Complex in facilities located in Puerto Galvan.

NGL revenues, as compared to total revenues of the Company, increased from 37% in 2002 to 48% in 2003, an evidence of the growing relative weight of this business , which derives mainly from the deterioration of gas transportation segment, and a very favorable context of international prices added to a similar trend in the local market. These factors, along with the renegotiation of the prices and tariffs of contracts related to this activity in late 2002, contributed to hit a record in processing and commercialization of NGL in 2003. From such sales, approximately 36% was allocated to exports, for which TGS was awarded by the Ministry of Economy and Production a prize for Argentine Exports. This acknowledgement points out at the performance of TGS as an exporter, having positioned itself as 65th among the 1.000 selected companies, while getting the first place in our segment ranking.

After the crisis brought about by the Emergency Law and its impact on the regulated segment, TGS focused on maintaining and fostering this business, with an aim to preserve long-term revenues. Our main goal is to increase production levels and thus consolidate this segment, which currently ranks first in the revenues mix of the Company.

Financial and Operational Indicators of NGL Production and Commercialization Segment

	2003	2002	2001
	(in million Arg. pesos constant at February 28, 2003, except for where otherwise expressed)
SELECTED FINANCIAL INFORMATION (1):
Net revenues	428,4	347,4	228,1
Operating income	240,0	208,9	87,2
Depreciation of property, plant and equipment	26,4	28,9	23,7
Investments in property, plant and equipment	11,2	2,7	10,0
Identifiable assets	450,7	472,6	395,2
OPERATING STATÍSTICS:
Liquids total production (in thousands of metric tons -Tn)	928,2	908,5	822,3
Capacity of gas processing by the end of the year (in MMm3/d)	43,0	43,0	43,0
Capacity of storage by the end of the year (in Tn)	54.840	54.840	54.840

(1) Information corresponding to consolidated financial statements.

Other Services

This segment, which represents 5% of TGS total revenues, includes "Midstream" and telecommunications services

Midstream

Through midstream services, TGS provides integral solutions related to natural gas from well-head to the transportation systems, comprising treatment, gathering and gas compression, which are generally rendered to producers at well-head. The solutions also include activities related to building, operation and maintenance of pipelines as well as treatment and compressor plants. The services are rendered by TGS itself and by its subsidiaries Gas Link S.A. (“LINK”) and Transporte y Servicios de Gas en Uruguay S.A. (“TSGU”) .

In 2003, TGS was able to renegotiate with clients of these segments the contracts in force, which were still peso-denominated. As a result of these negotiations, by which TGS recovers the rate of return associated to such contracts, our clients are guaranteed the rendering of the service in the long term.

Besides, during 2003, by implementing innovating contractual structures TGS materialized several projects, in spite of the severe restrictions to financing. In particular, in May 2003 TGS completed a project in which the services of engineering , construction and assembling were rendered to Refinor S.A. in connection with a 4 MMm3/d compressor plant which will compress the gas proceeding from the area Chango Norte, located in Salta province. TGS also entered an agreement with Refinor S.A. in connection with the operation and maintenance of the mentioned plant. This project strengthens the presence of TGS in the area, where TGS already rendered services to another customer.

Another of the projects finalized in 2003, is the one located in Santa Cruz Province, in Faro Vírgenes (only 80 meters off-shore) where TGS treats 2.5 MMm3/d of gas proceeding from an off-shore gas field .

The materialization of both projects strengthens TGS position as leader of the business segment, since it treats 12% of the total injected gas in the country, operating from the north to the south of Argentina for a distance of more than 4.000 km. With this, TGS shows its interest not only in maintaining this activity but also in developing new regional opportunities, capitalizing its experience in the local market based on the operation of a large pipeline system.

Telecommunication services

Telecommunication services are provided through TELCOSUR, who renders services as an independent carrier of carriers as well as to corporate clients within its influence area. To this purpose Telcosur has a modern digital land radio connection system with SDH technology. In 2003 we strengthened ties with major operators , in an attempt to maintain and increase the contracted capacities in the long term with tariffs in line with the new market conditions, and important agreements were reached with companies of the oil segment. On the other hand, TELCOSUR is still looking for alternatives for the commercialization of the remaining telecommunications capacity in long term agreements and in hard currency, which is expected to be achieved in 2004.

Financial and Operating Indicators of Other Services

	2003	2002	2001
	(in million of Argentine pesos constant at February 28, 2003, except for in where otherwise stated)
SELECTED FINANCIAL INFORMATION (1):
Net revenues	42,3	60,0	37,9
Operating income	5,9	13,6	5,5
Depreciation of property, plant and equipment	13,4	15,5	8,2
Investments in property, plant and equipment	2,4	3,8	73,5
Identifiable assets	218,3	248,5	193,7
OPERATING STATÍSTICS:
Treatment and Compression capacity (in MMm³/d)	12,0	9,2	9,2

(1) Information corresponding to consolidated financial statements

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Market Development: Gas for vehicles project

Peso devaluation occurring in early 2002, produced a distortion in relative fuel prices. Natural Gas for Vehicles (NGV) was positioned as the preferred vehicle fuel, due to its low price compared to alternative fuels. This situation derives in an interesting opportunity for TGS to contribute to adapt to NGV an important lot of middle-load transportation vehicles destined to be used in mid-distance. The project involves technical work along with entities specialized in detail engineering and development of engines adaptation. Eight prototypes were launched in 2003 to verify the adaptation technique, with very satisfactory results.

With this initiative, TGS intends to provide an integral reliable and economic solution to a segment in search of efficient answers. At the same time, the project increases the opportunity to optimize TGS assets, since a higher demand for NGV would imply higher gas transportation in TGS system as well as higher volume for NGL at Cerri Complex, thus benefiting all our business segments.

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Conduction of Operations, Safety , Environment and Quality

Safety and reliability in the conduction of our operations remain TGS main concerns. Through investment and maintenance programs that TGS has been carrying out since its very beginnings, we have been able to expand and optimize the rendering of our services.

It was because of these programs , and the resulting optimal technical conditions of our pipelines, that we were able to meet satisfactorily the increased gas demand in 2003. Such increase, produced mainly by the low price of gas in relation with alternative fuels, and by the beginning of an economic reactivation, was evident in an increase of daily average deliveries which rose from 49,4 MMm3/d in 2002 to 52.6 MMm3/d in 2003. In order to effectively meet such demand, and ensure uninterrupted supply of service of gas transportation in winter season, TGS carried out certain works that increased pipeline efficiency and delivery capacity, including the identification and elimination of bottlenecks in the system and the optimization of power in compression plants. Among these works, it is worth noting the increase of compression power along the Cordillerano Pipeline- which supplies tourist resources of the province of Neuquen, Rio Negro and Chubut- through the redistribution of existing machinery. In connection with this pipeline, and to guarantee the supply in future winter seasons, TGS has recently entered an agreement with the National Government, for the installation of 70 km of additional looping pipeline which will increase its current capacity by 12%. On the other hand, efficiency and quality of transportation service become clear in the evolution of certain statistics, such as the ratios of Reliability and Availability of machinery, which reached 99.6 % and 97.6 % respectively, well above ENARGAS requirements.

In conducting its activities, TGS sets as a priority in the satisfaction of its customers and the preservation of the environment, through its Management System Policy :

TGS has the objective of achieving the satisfaction of its customers by means of an overall management based on the continuous improvement and the commitment of complying with the requirements of the legislation in force and the procedures and agreements that may be established by the company.

The basic pillars on which this policy is supported are:

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Its people, because of their ability, high willingness, teamwork and responsibility.

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Quality, innovation and appreciation of its products and services because of the balanced ratio existing among quality, costs, productivity and benefits.

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Minimization of all kind of defect, waste or risk: oriented to the prevention of accidents and pollution and the preservation of the environment

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A Management System in agreement with the requirements o ISO standards 9001/14001.

In 2003, TGS successfully overcame both internal and external auditing to verify the compliance with the standards outlined in ISO 14,001 and 9,001. The Management System provides us with useful tools to optimize each of the processes of the Company and guarantee continues improvement.

Staff Development and Relations with the Community

After eleven years of business activities, we count on a solid work staff which team up with their best effort and inventiveness to overcome the challenges that arise in our way. From our beginnings, one of our core strengths has been the commitment and best performance of all our people.

In order to promote the development of our human resources, the Company has increased investments in professional training. TGS offers technical and operative training to its staff, along with a strengthening of its management skills. Thus, a continuous learning culture is secured, based on high performance, which guarantees today as ever before, the best value for its customers.

In addition, TGS continues the development of the Labor Management Medical System (SMEL), which ensures the physical-mental welfare of its people and their families. This system enabled us, through thorough medical examinations, to get the necessary information to work in prevention, care and permanent assistance in Health.

TGS does not stay aloof from the reality of the communities where it conducts is operations. As any other member, the Company cooperates with its economic and human resources striving to improve the quality of life of the several social groups with which it interacts daily. Special care is given to their main needs , for which the Company works on several programs to foster a sustainable growth.

Based on a Corporate Program developed by Fundación Compromiso and with the voluntary collaboration of our people, we will continue working to improve infrastructure and the furnishing of schools and school dining rooms located in our area of influence.

At the same time, TGS cooperates, along with non-government institutions, in several community projects or specific actions such as: domiciliary greenhouses, Social Program “Caritas Felices” recycling of paper, Fundamind, ITBA, among others.

All these contributions area part of a corporate social responsibility policy . It is our commitment to adopt an ethical conduct and cooperate with the economic development of the country, improving the quality of life or our employees and their families, as well as the local community and the society as a whole.

This year, as every year since the start of our operations eleven years ago, we renew one of our key goals: social excellence.

Financial Performance

The drastic economic changes produced at the beginning of 2002, which marked the end of convertibility, the devaluation of the argentine peso and the conversion to pesos of regulated gas transportation tariffs, resulted in a significant deterioration of the economic- financial condition of the Company, which even today poses a challenge that lies ahead for TGS to overcome.

Such drastic changes in the most relevant macroeconomic variables, implied the divergence between the Company cash flows, peso-denominated to a great extent, and the cash required to make principal and interests payments of the financial debt, expressed in dollars.

In order to align TGS debt service to the current operating cashflows, TGS presented a proposal to its creditors for the restructuring of its indebtedness. The proposal respected the whole outstanding principal amount, offered a reasonable interest rate, sustainable in the future, a cash initial payment and an extension of maturities. The proposal allowed TGS to make necessary maintenance, safety and reliability investments. The restructuring would be implemented by means of an out-of-court renegotiation agreement, or “Acuerdo Preventivo Extrajudicial” (“APE”), which essentially requires an agreement between the Company and the majority of its creditors to be endorsed by a court. Since the requisite majorities were not reached, TGS decided to withdraw the Restructuring Proposal and simultaneously announced the postponement of interest and principal payments. Such measure was adopted to safeguard the interests of shareholders and its assets and operations.

Since the adoption of such measure, TGS has continued negotiations with the main principal creditors in search of an acceptable solution, both for TGS and for its creditors.

We trust that in 2004, TGS will finally manage to complete the debt restructuring. We are aware that the dimension of the debt and the complexity of its structure will turn the process slow. Both the finalization of the restructuring and the re-composition of gas transportation tariffs are key priorities to guarantee TGS as a going concern and its expansion in the future.

#

TRANSPORTADORA DE GAS DEL SUR S.A. (“TGS” or “the Company”)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31 , 2003 (“MD&A”) (1

() Not covered by the Limited Reviewed Report of Independent Public Accountants except for items 5, 6 and 8.

)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of December 31, 2003 and 2002, which have been prepared in accordance with Argentine GAAP, as well as the provisions of the Comisión Nacional de Valores (the National Securities Commission in Argentina “CNV”) and the Ente Nacional Regulador del Gas (National Gas Regulatory Agency in Argentina “ENARGAS”).

1.

 BASIS OF PRESENTATION OF FINANCIAL INFORMATION

Effects of inflation:

Financial statements have been prepared in constant argentine pesos and include the effects of inflation through August 31, 1995. As from that date, and in line with professional accounting standards and regulating agencies requirements, the method of restatement for the effects of inflation was discontinued until December 31, 2001. However, in view of the high inflation rates suffered since the beginning of 2002 - and in compliance with the provisions of Resolution 3/2002 of the Professional Council in Economic Sciences of the City of Buenos Aires (CPCECABA) and the Resolution N° 415 of the CNV- as from January 1, 2002 the Company re-adopted the recognition of the effects of inflation following the restatement method provided in Technical Resolution (“TR”) N° 6 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) with the amendments introduced by the Technical Resolution N° 19 of the same Federation. According to Resolution 3/2002 accounting calculations restated to reflect the change in the acquisition power of the currency up to the moment of the interruption of the adjustments, as well as those originated during the stability period, are considered to be stated in constant pesos as of December 2001.

On March 25, 2003 the Executive Branch issued Decree N° 664, which establishes that financial statements closing subsequent to such date shall be stated in historical pesos. As a consequence and in accordance with Resolution N° 441, issued by CNV , the Company suspended the accounting for inflation effective March 1, 2003. This criteria is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The effect of unaccounted inflation on the financial statements for the period ranging from March 1 to September 30, 2003 is as follows: Ps 74 million asset decrease and Ps. 36 million the negative impact on the net income of the year. Likewise, information included for comparative purposes is restated in constant pesos as of February 28, 2003. To this end, the Company used conversion factors based on wholesale internal price index (“WIPI”), as published by the Instituto Nacional de Estadisticas y Censos (“INDEC”). Based on such index cumulative inflation at February 28, 2003 is 120%.

Accounting for devaluation effects:

As provided by Resolution N° 3/2002 and 87/03 (derogatory of the first) , issued by the CPCECABA, exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003 (to the extent that they were related to foreign currency liabilities existing at the first date) were added to the cost basis of assets acquired or developed with direct financing by such foreign currency liabilities. For the capitalization, the alternative method has been used, which allowed the capitalization of exchange losses generated by foreign currency liabilities which had originally indirectly financed the acquisition of property, plant and equipment. To that purpose, it was assumed that the proceeds from such liabilities were used in the first place to hedge working capital requirements and assets that do not qualify for capitalization. The remainder was assumed to be related to assets for which capitalization was permitted.

New accounting rules:

On December 21, 2001, the CPCECABA approved new accounting standards TR 16 to 19 issued by the Argentine Federation, with certain amendments. The new accounting standards have modified the current valuation principles for assets and liabilities, introduced new valuation techniques for certain issues not addressed by the previous accounting standards and also incorporated additional disclosure for the preparation of financial statements. Since January 2003, TR N° 20 “Valuation of Derivative Financial Instruments and Hedging Operations” is effective. Also, CNV issued Resolution N° 434/03 which adopted such new accounting rules, with certain amendments, effective starting January 1, 2003.

The principal modifications introduced by the new accounting standards which have impacted on TGS’s financial statements are: (i) the adoption of an accounting model which enhances the utilization of the Company’s intention as valuation principle (such as the discounted value of receivables and liabilities); (ii) the incorporation of strict standards to make comparisons with fair values; (iii) the creation of standards to account for labor costs, derivative financial instruments and hedging operations; (iv) the mandatory application of the deferred income tax method for recognizing income tax charges; and (v) new disclosure policy, including business segment and per share information and the information included for comparative purposes (see Note 2.b to the financial statements).

2.

 RESULTS OF OPERATIONS

The following table presents a summary of the results of operations for the year s ended December 31, 2003 and 2002:

	2003	2002	Variation
	(In million of pesos)
Net revenues Gas transportation NGL production and commercialization Other services C osts of sales Operating costs Depreciation and amortization	892,8 422,1 428,4 42,3	939,5 532,1 347,4 60,0	(46,7) (110,0) 81,0 (17,7)
	(427,3) (242,3) (185,0)	(435,7) (232,8) (202,9)	8,4 (9,5) 17,9
Gross profit	465,5	503,8	(38,3)
Administrative and selling expenses	(58,6)	(67,9)	9,3
Operating income	406,9	435,9	(29,0)
Other loss, net	(26,4)	(6,1)	(20,3)
Equity in earnings (loss) of affiliates	4,0	(4,6)	8,6
Net financial results	(219,8)	(1.071,4)	851,6
Income tax	121,5	37,8	83,7
Net income / (loss)	286,2	(608,4)	894,6

Overview

For the year ended December 31, 2003 the Company has reported a net income of Ps. 286 , 2 million, basically reflecting the impact of the appreciation of the peso with reference to the dollar in 2003 and the effectiveness of the new accounting rules, particularly the mandatory adoption of the deferred income tax method. The net income recorded in the year ended December 31, 2003 is compared to the net loss of Ps. 608,4 million for the same period of the previous year, which derives basically from the impact of the peso devaluation, occurring as from January 2002, on TGS´s outstanding dollar-denominated indebtedness.

Net Revenues

Gas transportation

Gas transportation service represented approximately the 47% and 57 % of total net revenues earned during the years ended December 31, 2003 and 2002, respectively. Gas transportation service revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.

Net gas transportation revenues for the year ended December 31, 2003 decreased by Ps. 110 million compared to the same year in 2002 , which represents a 20% decrease .. Although contracted capacity remained leveled, gas transportation revenue s decrease d basically a s a result of the lack of tariff adjustment as a consequence of recurrent delays in the start of the Renegotiation Process (for further information about the current status of regulated tariffs refer to Note 6 to the consolidated financial statements) and the restatement for effects of inflation of 2002 figures. Both effects were partially offset by higher revenues related to interruptible transportation, as a result of a greater demand for natural gas.

In November 2003, TGS entered an agreement with a gas producers consortium in the Austral basin, with the purpose of providing argentine natural gas to the company Methanex, leader in methanol production, located in Chile. Under such agreement, TGS will construct a compressor plant of 12.700 hp along the General San Martin pipeline and -through a subsidiary denominated Emprendimientos Gas del Sur S.A. (“EGS”)-, will build a pipeline about 6 km long and with 1 MMm3/d of initial capacity (with a 1.2 MMm3/d expansion foreseen by the year 2009) which will link TGS main pipeline system with the Chilean border. The financing of the project is foreseen to consist in advance payments from the Consortium on account of future services which TGS will render as from December 2004. Through the construction of EGS pipeline, TGS will connect its gas transportation system to the Chilean demand.

NGL production and commercialization

As opposed to the gas transportation segment, Natural Gas Liquid (“NGL”) production and commercialization segment is not subject to regulation by ENARGAS.

Net revenues from the NGL production and commercialization segment represented approximately 48% and 37 % of the Company's total net revenues during the year s ended December 31, 2003 and 2002 respectively.

NGL production and commercialization activities are conducted at the Cerri Complex, located near Bahía Blanca and connected to each of TGS's main pipelines . In this Complex ethane, propane, butane and natural gasoline are recovered. TGS sells its production to NGL marketers and refineries, while natural gasoline is sold to other third parties, at current market prices. Ethane is sold to Polisur S.A. at agreed prices.

NGL Production and Commercialization revenue s rose by Ps. 81,0 million in the year ended December 31, 2003 -as compared to year 2002- which represents a 23% increase as a consequence of: (i) remarkably higher international NGL prices, which influenced local prices ,  (ii) the renegotiation of some processing and marketing agreements originally peso-denominated and now US dollar-tied , and (iii) an increase of around 4% in the volumes sold. The mentioned positive effects were partially offset by the restatement for effects of inflation of 2002 figures, which means that the increase in prices and margins has overcome local inflation.

Other Services

Other services segment is not subject to regulation s by ENARGAS and represented approximately the 5% and 6% of total TGS revenues for the years ended December 31, 2003 and 2002, respectively ..

This segment includes the services of “midstream” and telecommunications. The first includes gas conditioning, gathering and compression services, generally rendered at well head as well as activities related to building, operation and maintenance of pipelines and compressor plants. These services are rendered by TGS itself and by its subsidiaries LINK and TSGU. The telecommunications segment is rendered by the controlled company TELCOSUR.

Other services revenue s decreased to Ps. 42,3 million  in the year ended December 31, 2003 from Ps. 60.0 obtained last year, basically due to higher construction services in 2002 and the restatement for effects of inflation of 2002 figures. These effects were partially offset by the effect of renegotiations of the midstream and telecommunications agreements which had been affected by devaluation. Also, TGS managed to increase its midstream revenue basis through the implementation of new agreements .

Costs of Sales

Costs of Sales for the year ended December 31, 2003 decreased by Ps. 8,4 million as compared to last year. This variation derives mainly from lower depreciation and amortization expense in 2003, reflecting a decline in the capitalization of exchange loss due to a decrease in the exchange rate recorded in the period ranging from December 31, 2002 to July 28, 2003, date in which exchange rate capitalization was suspended. This decrease was offset by a Ps. 9.5 increase in operating costs, mainly derived in higher direct costs required for NGL processing and marketing , net of the restatement for the effects of inflation of 2002 figures and higher pipeline construction costs during that year ..

Administrative and Selling Expenses

Administrative and Selling Expenses for the year ended December 31, 2003 decreased by Ps. 9,3 million as compared to last year. This variation derives mainly from (i) the restatement for the effects of inflation of 2002 figures, (ii) lower depreciation expenses and (iii) the constitution of an allowance for doubtful accounts in 2002.

Other (Expenses), net

For the year ended on December 31, 2003 , TGS reported in Other (Expenses), net a negative variation of Ps. 20,3 million. This variation included the allowance constituted by the Company to provide for the adverse ruling of the Supreme Court of Justice on the lawsuit that Gas del Estado filed years ago regarding the transfer of certain assets (for further information see Note 8 to TGS financial statements)

Equity in earnings

Equity in earnings increased by Ps 8,6 million in the year ended December 31, 2003 , as compared to last year , due to higher earning s related to the investment in Gas Link S.A.

Net Financial Results

Net financial results for the year ended December 31, 2003 decreased by Ps. 851,6 million as compared to last year as detailed below:

	2003	2002
Generated by Assets

Interest income	18,2	15,4
Loss on exposure to inflation	(5,1)	(217,9)
Foreign exchange gain, net of inflation	(32,9)	79,3
Losses on holdings	-	(37,4)
Total…………………………………………………………………...	(19,8)	(160,6)

Generated by Liabilities

Interest Expense	(235,4)	(298,5)
Gain on exposure to inflation	1,5	114,0
Foreign exchange loss, net of inflation	63,6	(695,0)
Intangible assets amortization	(9,6)	(16,7)
Other expenses and financial charges	(20,1)	(14,6)
Total	(200,0)	(910,8)

For the year ended December 31, 2003 , the Company reported a net financial loss of Ps. 219,8 million as compared to a net financial loss of Ps. 1,071,4 last year .. This decrease is due fundamentally to the argentine peso appreciation with reference to the dollar. This gain partially mitigates the significant loss reported in the year 2002 in an escalating devaluation context - when the exchange rate leapt from US$ 1=Ps. 1 to US$1= Ps. 3. 37 at 2002 year end - net of the capitalized portion in Property, Plant and Equipment and the recognition of inflation effects on the payable currency position of the Company. Additionally, the lower loss recorded in this concept reflects lower interest expenses due to a decrease in the average exchange rate in 2003 as compared to 2002, and the restatement for the effects of inflation of the figures of the year in 2002.

Income Tax

For the year ended December 31, 2003 , the Company reported a Ps. 121,5 million gain in Income Tax for the application of the deferred income tax method reflecting a lower deferred tax liability due to a decrease in the capitalization of exchange loss in Property, Plant and Equipment. This gain compares to the Ps. 37,8 million gain reported in year 2002, reflecting basically (i) the accounting of a substantial amount for tax loss carryforward generated by the devaluation effect and (ii) the five-year deferral of the exchange rate decuction in the corresponding tax returns, foreseen by the Public Emergency Law and the Decree N° 2,568/02 .. Both effects were partially offset by the recording of a deferred tax liability resulting from the capitalization of exchange loss.

3.

 LIQUIDITY

TGS’s primary sources and uses of cash during the year s ended December 31, 2003 and 2002, are shown in the table below:

	2003	2002	Variation
	(in million of pesos)
Cash flows from operating activities	527,6	241,2	286,4
Cash flows used in investing activities	(61,5)	(96,7)	35,2
Cash flows from (used in) financing activities	2,0	(62,6)	64,6
Net increase in cash and cash equivalents	468,1	81,9	386,2

Cash flows from operations during the year ended December 31 , 2003, increased by Ps. 386,2 million as compared to last year, mainly deriving from the deferral of the payment of principal and interests as from May 15, 2003 .   On the other hand, the cash flows used in investing activities decreased by Ps. 35,2 million in 2003 as compared to funds used in investments in 2002, as such amount included the cost of a system expansion which was cancelled due to the impact of the 2002 economic crisis. Cash flows used in financing activities were also lower as a result of the mentioned payment deferral and the funds received from clients as advance payments for the future rendering of services (related to the project involving TGS connection with the Chilean system, mentioned above ) .. The net increase in cashflows in 2003 was partially offset by the restatement for the effects of inflation of cash flows in 2002.

4.

2003 FOURTH QUARTER VS. 2002 FOURTH QUARTER

The following table presents a summary of the consolidated results of operations for the fourth quarters ended December 31, 2003 and 2002:

	2003	2002	Variation
	( in millions of pesos )
Net revenues Gas transportation NGL production and commercialization Other services	227,5 106,5 108,5 12,5	227,8 103,2 93,8 30,8	(0,3) 3,3 14,7 (18,3)
Cost of sales Other operating costs Depreciation and amortization	(99,3) (53,0) (46,3)	(111,0) (67,6) (43,4)	11,7 14,6 (2,9)
Gross operating profit	128,2	116,8	11,4
Administrative and selling expenses	(13,9)	(17,2)	3,3
Operating income	114,3	99,6	14,7
Other loss, net	(0,7)	(4,4)	3,7
Equity in earnings (loss) of affiliates	(0,5)	0,4	(0,9)
Net financial results	(60,1)	(118,0)	57,9
Income tax	(10,3)	1,4	(11,7)
Net income (loss)	42,7	(21,0)	63,7

For the fourth quarter ended December 31, 2003 total net revenues showed no significant variation as compared to the figures of the same period last year .. The transportation segment revenues in 2003 fourth quarter were 3,3 million higher than in the same period of 2002, which derives mainly from higher interruptible revenues.

Net revenues from the NGL production and commercialization segment increased by Ps. 14,7 million in 2003 fourth quarter as compared to the figures of the same period of 2002 , as a result of an increase in volumes, net of lower prices .. The other services segment showed a decrease of Ps. 18,3 million in 2003 fourth quarter, as a consequence of the recording in 2002 of one-time revenues related to pipeline construction services. This effect was partially offset by tariff renegotiation related to midstream and telecommunications and the start-up of new midstream services in 2003

Costs of sales for the fourth quarter 2003 decreased by Ps. 15,0 million , from Ps. 128,2 million in 2002 fourth quarter to Ps. 113,2 million in 2003 current quarter. This decrease derives mainly from the one-time costs incurred in 2002 in connection with construction services and a decrease in the direct costs of NGL processing and marketing in 2003 fourth quarter, which recognizes the renegotiation of contracts with suppliers. Both effects were partially offset by a higher depreciation in the current quarter, as a result of a decrease in the depreciation recorded in 2002 fourth quarter due to a decrease in exchange loss capitalization.

For the 2003 fourth quarter, the Company recorded a loss of Ps 60.1 million in net financial results, which compared to the Ps 118,0 loss registered in same period 2002 results in a positive variation of Ps 57,9. This variation arises from a decrease in the capitalization of exchange rate losses recorded in 2002 fourth quarter and a lower interest expense, derived from a lower exchange rate in 2003.

For the fourth quarter ended December 31 , 2003, TGS reported a Ps. 10,3 million loss in income tax, determined by the deferred tax method, resulting from the accrual of the exchange rate deduction determined by the Emergency Law and the Decree N° 2,568/02 described above. This negative figure in 2003 is compared to a gain of Ps. 1,4 million in the same period 2002, reflecting a lower deferred tax liability reported in the 2002 period produced by a decrease in the exchange loss capitalization , net of an increase in the allowance for the tax loss carry-forward.

5.

CONSOLIDATED BALANCE SHEET SUMMARY

Summary consolidated balance sheet information as of December 31, 2003 and 2002.

	(in thousands of Argentine pesos as described in Note 2.c .. to TGS’s financial statements)
	2003	2002	200 1
Current assets	810,525	354,513	315,048
Non-current assets	4,642,704	5,091,179	4,657,910
Total	5,453,229	5,445,692	4,972,958

Current liabilities	3,383,493	3,654,379	696,034
Non-current liabilities	11,064	18,815	1,896,024
Sub Total	3,394,557	3,673,194	2,592,058
Shareholders’ equity	2,058,672	1,772,498	2,380,900
Total	5,453,229	5,445,692	4,972,958

6.

CONSOLIDATED INCOME STATEMENT SUMMARY

Summary consolidated income statement information for the year s ended December 31, 2003 and 2002.

	(in thousands of Argentine pesos as described in Note 3.a. to TGS’ financial statements)
	2003	200 2	200 1
Operating income	406,897	435,858	698,924
Other expenses, net	(26,438)	(6,123)	(126,574)
Equity in earnings (losses) of affiliates	4,030	(4,597)	(95)
Net financial results…	(219,847)	(1,071,371)	(198,134)
Net income (loss) before income tax Income Tax	164,642 121,532	(646,233) 37,831	374,121 (134,196)
Net income (loss) for the year	286,174	(608,402)	239,925

7.

STATISTICAL DATA (PHYSICAL UNITS)

Year s of	Quarter October December of

Gas Transportation	2003	2002	2001	2000	1999	2003	2002	2001	2000	1999
Average firm contracted capacity (thousands of m³/d)	61,663	61,441	60,710	57,950	56,239	61,824	61,337	61,729	58,107	56,631
Average daily deliveries (thousands of m³/d)	52,608	49,350	46,661	49,631	47,756	51,556	40,851	41,260	43,182	42,563

NGL production and commercialization
* Production
Ethane (metric tons “mt”)	330,737	324,506	305,226	322,106	342,657	86,396	80,146	81,517	86,658	85,060
Propane and butane (mt)	499,281	491,096	437,753	572,254	602,411	141,663	104,477	103,577	132,866	153,474
Natural Gasoline (mt)	98,165	92,911	79,293	110,560	121,391	28,033	19,171	17,254	26,285	30,298
Local market sales (a)
* Ethane (mt)	330,737	324,506	305,226	322,106	342,657	86,396	80,146	81,517	86,658	85,060
Propane and butane (mt)	255,315	265,424	302,477	444,540	450,041	80,001	61,343	55,967	91,572	105,592
Natural Gasoline (mt)	9,852	14,012	20,556	44,363	63,718	2,122	2,293	3,337	10,743	12,343
Exports (a)
Propane an butane (mt)	258,099	224,515	138,626	132,018	169,205	81,846	55,455	60,066	39,731	55,580
* Natural Gasoline (mt)	84,081	77,378	63,553	65,010	53,571	19,346	17,886	18,970	13,113	18,092

(a)  Include natural gas processed on behalf of third parties.

8.

COMPARATIVE RATIOS

	2003	2002	2001
Liquidity	0.24	0.10	0.45
Shareholder´s equity to total liabilities	0.61	0.48	0.92
Non current assets to total assets.	0.85	0.93	0.94
Year Results/average shareholders´equity	0.15	(0.29)	0.10

(a) Current assets to current liabilities

9.

OTHER INFORMATION

TGS share market value in Buenos Aires Stock Exchange at closing of last business day

	2003	2002	2001	2000	1999
January	1,06	1,78	1,57	1,58	1,93
February	1,29	1,20	1,44	1,83	1,99
March	1,22	1,05	1,52	1,69	1,90
April	1,66	0,82	1,40	1,63	1,91
May	1,63	0,64	1,41	1,55	1,80
June	1,77	0,51	1,38	1,80	1,88
July	1,76	0,61	1,26	1,64	1,73
August	1,67	0,95	1,32	1,48	1,54
September	1,87	0,94	1,12	1,50	1,65
October	1,88	1,10	0,89	1,75	1,70
November	2,18	1,27	0,98	1,45	1,67
December	2,65	1,10	1,30	1,40	1,88

TGS Outlook for the Future

We are satisfied to assert that we have fulfilled most of the goals we set for 2003. After having undergone the outbreak of the crisis in 2002 which introduced drastic changes in the rules of the game, generating serious consequences, it becomes imperative to recompose TGS business to recover its investment and financial capacity. To reach that goal, it is essential to renegotiate the regulatory framework and complete the debt restructuring.

Based on the program defined by the UNIREN, and trusting the Executive Branch is aware of the situations that gas industry companies are undergoing, we expect that in 2004 we will be able to achieve the mentioned renegotiation comprising tariff adjustment and adjustment methodology, in order to obtain a tariff that allows to recover operating and financial costs, maintenance investments, and a reasonable rate of return for our shareholders. Given the present (and near future) lack of access to credits, it is necessary to define with the Government the financing methodology of the investments destined to meet a higher demand of natural gas.

Regarding the future development of business, and given the regulatory framework we now face and the financial restrictions in this transition period, we will focus on optimizing the operation and use of the transportation system to meet the incremental demand. On the other hand, we expect to develop expansion projects related to gas producers or clients who operate overseas (in dollars) using innovating contractual structures, compatible with the situation and possibilities of our company. Concerning the non- regulated segments, in NGL processing and commercialization, we expect to partially offset the likely fall of the reference prices with increases in production, which will be based on the higher richness of the gas to be processed arising from the new agreements with gas producers in Neuquen basin. The development of our commercial strategy is based on the consolidation of the safety and reliability of the services we render, for which TGS will maintain its investment and maintenance programs.

Financial issues, as well as the regulatory situation, raise the other challenge to undertake. We expect to conclude the restructuring of our debt not only to align it to fit TGS payment capacity but also to allow us to obtain a capital structure sustainable in time and compatible with the business strategy.

We count on the necessary elements to successfully implement our strategy and become a major player in Argentine economic development. To that purpose we devote our vocation and solid business basis.

Proposal of the Board of Directors

The distribution of incomes, subject to consideration by the Shareholder's Meeting, for the fiscal year ended at December 31st, 2003 is stated as follows:

Basis of distribution:	Thousands of constant Arg. Pesos at February 28, 2003
Balances of non-assigned results after the distribution of incomes approved by the Meeting held on March 25, 2003	(301,893)
Adjustment from prior years	(13,633)
Net imcome of fiscal year 2003	286,174
Total	(29,352)
Proposal:
New account	(29,352)

Buenos Aires, February 11th, 2004.

Rafael Fernández Morandé

President

#

TRANSPORTADORA DE GAS DEL SUR S.A.
AND SUBSIDIARY

CONSOLIDATED INCOME STATEMENTS

	2003	2002	2001
NET REVENUES (Note 3)	892,795	939,457	1,220,256
COST OF SALES (Exhibit F)	(427,251)	(435,722)	(426,847)
Gross profit	465,544	503,735	793,409
ADMINISTRATIVE EXPENSES (Exhibit H)	(25,952)	(33,633)	(54,362)
SELLING EXPENSES (Exhibit H)	(32,695)	(34,244)	(40,123)
Operating Income	406,897	435,858	698,924
OTHER EXPENSES, NET	(26,438)	(6,123)	(126,574)
EQUITY IN EARNINGS OF AFFILIATES	4,030	(4,597)	(95)
NET FINANCIAL RESULTS			
Generated by Assets			
Interest income	18,209	15,437	11,755
Loss on exposure to inflation	(5,151)	(217,901)	-
Foreign exchange gain - net of inflation	(32,910)	79,284	-
Holding losses	-	(37,425)	-
Generated by Liabilities (Exhibit H)			
Interest expense	(235,371)	(298,471)	(184,963)
Gain on exposure to inflation	1,483	114,036	-
Foreign exchange loss - net of inflation	63,588	(695,014)	(4,820)
Intangible assets amortization	(9,610)	(16,705)	(14,439)
Other expenses and financial charges	(20,085)	(14,612)	(5,667)
Net income (loss) before income tax and minority interest	164,642	(646,233)	374,121
INCOME TAX (Note 2.l)	121,532	37,831	(134,196)
MINORITY INTEREST	-	-	-
Net income (loss)	286,174	(608,402)	239,925
Net income (loss) per share (Note 2.r)	0.36	(0.77)	0.30
Net income (loss) per ADS (Note 2.r)	1.80	(3.83)	1.51

Notes 1 to 10 and Exhibits A to I are integral parts of these statements.

Rafael Fernández Morandé
President

TRANSPORTADORA DE GAS DEL SUR S.A.
AND SUBSIDIARY

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income / (loss)	286,174	(608,402)
Reconciliation of net income (loss) to cash flows from operating activities		
Depreciation of property, plant and equipment	180,559	201,411
Amortization of intangible assets	19,895	27,743
Retirement of Property, plant and equipment	20,088	33,298
Retirement of intangible assets	3,485	-
Variation of allowances and provisions	(22,422)	40,817
Equity in earnings of affiliate	(4,030)	4,597
Interest expenses	235,371	298,471
Income tax	(121,532)	(37,831)
Results for inflation and foreign exchange rate (loss) earnings	(60,063)	626,386
PPI Adjustment Effect	-	-
Changes in assets and liabilities:		
Trade receivables	33,840	(88,454)
Other receivables	(13,509)	(14,960)
Inventories	1,267	(3,853)
Accounts payable	(4,264)	31,442
Payroll and social security taxes payable	4,192	(758)
Taxes payable	22,319	23,327
Other liabilities	22,455	574
Others	(10,253)	17,029
Interest paid	(51,785)	(287,579)
Income or asset tax paid	(14,194)	(22,033)
Cash provided by operating activities	527,593	241,225
CASH FLOWS USED IN INVESTING ACTIVITIES		
Acquisition of government bonds	-	-
Capital contributions in affiliated company	(577)	(1,407)
Purchases of property, plant and equipment	(60,888)	(95,290)
Cash used in investing activities	(61,465)	(96,697)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES		
Advance payments from clients	3,516	-
Loans, net of issuance costs	-	30,614
Payment of loans	(1,557)	(175,759)
Loans, net of payments	-	82,496
Settlement of hedges of anticipated transactions	-	-
Dividends paid	-	-
Cash provided by (used in) investing activities	1,959	(62,649)
NET INCREASE IN CASH AND CASH EQUIVALENTS	468,087	81,879
Cash and cash equivalents at the begining of year	204,135	122,256
Cash and cash equivalents at the end of year	672,222	204,135

(1) Less than three-month maturity.

Notes 1 to 10 and Exhibits A to I are integral parts of these statements.

Rafael Fernández Morandé
President

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR S ENDED DECEMBER 31, 2003 , 2002 AND 2001

(Amounts stated in thousands of Argentine pesos as described in Note 2.c ..,

except for per share and per ADS amounts in Argentine pesos or where otherwise indicated)

1.

ORGANIZATION AND START-UP OF THE COMPANY

Transportadora de Gas del Sur S.A. (“the Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced commercial transactions on December 29, 1992 and it is engaged in the transportation of natural gas and production and commercialization of natural gas liquids (“NGL”) in Argentina. TGS’s pipeline system connects major gas fields in southern and western Argentina with distributors of gas in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by Ente Nacional Regulador del Gas (“ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting NGL, was transferred along with the gas transmission assets. The Company also renders “midstream” services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation, and maintenance services.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which together with Petrobras Energía S.A. (formerly Pecom Energía S.A.) (“Petrobras Energía”) and Enron Corp. (“Enron”) hold approximately 70% of the Company’s common stock. CIESA is owned 50% by Petrobras Energía and a subsidiary and 50% by subsidiaries of Enron. Local and foreing investors hold the remaining ownership of TGS´s common stock.

2.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles used in Argentina ("Argentine GAAP"), (except for what is mentioned in c ) to this note) and the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, and ENARGAS. These financial statements do not include certain additional disclosure to approximate to the requirement issued by the Securities and Exchange Commission (“SEC”).

The consolidated financial statements include the accounts of TGS and its subsidiary TELCOSUR S.A. (“TELCOSUR”) following the methodology established in Technical Resolution (“TR”) N° 4 of the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation” ). The accounting policies used by TELCOSUR are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

Detailed data reflecting subsidiary direct control as of December 31, 2003, 2002 and 2001 is as follows:

Company	% of shareholding and votes 2003 2002 2001			Closing date	Legal address

TELCOSUR S.A.	99,98	99,98	99,98	December 31,	Don Bosco 3672, 6th Floor
					Buenos Aires

a)

#

c)

Use of accounting estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires the Company´s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

Such estimates and assumptions include the impacts generated by the measures adopted by the Argentine Government (to face the economic crisis which came about in December 2001) on the financial statements of the Company as of December 31, 2003. The projections, which include the ones related to the fair value of non-current assets and tax loss carryforwards accumulated at year end, contemplate alternative scenarios based on macroeconomic, financial, market and regulatory assumptions wich are considered probable, and are aimed at restoring the financial equation of the Company. Actual results may materially differ from such evaluations and estimates, and such differences might be significant. Therefore, the Company’s financial statements may not include all adjustments that could result from these adverse conditions. Furthermore, at the time of the issuance of these financial statements it is not possible to foresee the future development of the country’s economy, neither the result of the License renegotiation (see Note 6) or of the global debt restructuring process (see Note 5), nor their impact on the Company’s financial condition. Consequently, any decision made on the basis of these consolidated financial statements must consider the effects of these measures, and their future development and the Company’s financial statements must be read in the light of these uncertain circumstances.

d)

New Accounting Standards

On December 21, 2001, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) approved new accounting rules (Technical Resolution (“TR”) 16 to 19 issued by the Argentine Federation, with certain amendments). The new accounting rules have modified the valuation principles for assets and liabilities, introduced new valuation techniques for certain issues not addressed by the previous accounting rules and also incorporated additional disclosure for the preparation of financial statements. Since January 2003, TR N° 20 “ Valuation of Derivative Financial Instruments and Hedging Operations” is effective. Also, CNV issued Resolution N° 434/03 which adopted such new accounting rules, with certain amendments, effective starting January 1, 2003.

The principal amendments introduced by the new accounting rules which have impacted on TGS’s financial statements are: (i) the adoption of an accounting model which enhances the utilization of the Company´s intention as valuation principle (such as the discounted value of receivables and liabilities); (ii) the incorporation of strict standards to make comparisons with fair values; (iii) the creation of standards to account for labor costs, derivative financial instruments and hedging operations; (iv) the mandatory adoption of deferred income tax method to account for income tax; and (v) new disclosure policy, including business segment and per share information and the information included for comparative purposes.

At December 31, 2003, the adoption of these new valuation and disclosure rules according to the transition period rules, generated a previous year adjustment, as follows:

Changes in valuations to assets and liabilities	For the fiscal year ended December 31, 2003	Adjustment to results of previous years

1. Discount of receivables and liabilities	(2,180)	-
2. Labor Costs 3. Valuation of hedging operations (a) 4. Application of deferred tax method	(2,854) (3,300) 121, 532	- - (5,522)

(a) In accordance with the transition rule, the balance at beginning of year has not been modified to incorporate the accounting of hedging operations.

#

c)

Presentation of consolidated financial statements in constant Argentine pesos

The consolidated financial statements have been prepared in constant currency, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

As established by Resolution No.3/2002 of the CPCECABA and Resolution No. 415 of the CNV, as from January 1, 2002 the Company resumed the recognition of the effects of inflation in these financial statements, following the provisions of TR No. 6, as amended by TR. No.19, both issued by the Argentine Federation. Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003 the Executive Branch issued Decree N° 664, which provides that financial statements closing subsequent to such date shall be stated in historical pesos. As a consequence and in accordance with Resolution N° 441, issued by CNV , the Company suspended the accounting for inflation effective March 1, 2003. This criteria is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The effect on the financial statements of unaccounted inflation for the period ranging from March 1 to September 30, 2003 is as follows: Ps 74 million asset decrease and Ps. 36 million a negative impact on the net income of the year .. Likewise, the information included for comparative purposes is restated in constant pesos as of February 28, 2003. To this end, the Company used conversion factors based on wholesale internal price index (“WIPI”), as published by the Instituto Nacional de Estadisticas y Censos (“INDEC”). Based on such index cumulative inflation at February 28, 2003 is 120%.

d)

Short term receivables and liabilities in currency

Short term receivables and liabilities in currency, including accrued interest if applicable at the end of each fiscal year, have been valued at their respective notional amount, which does not materially differ from the present value of the future cash flow that the receivables and liabilities will generate, using the internal rate of return estimated at inception.

e)

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies, including accrued interest, if applicable, were translated at the prevailing exchange rates as of December 31, 2003 and 2002. Detailed information is disclosed in Exhibit G.

f)

Inventories

Inventories consist of natural gas in the pipeline system owned by TGS in excess of line pack, which is classified as property, plant and equipment, and NGL obtained from natural gas processing at the Cerri Complex. The Company values these inventories at replacement or reproduction cost, as applicable, as of December 31, 2003 and 2002. The carrying value of inventories does not exceed its recoverable value.

g)

Investments

Overnight accounts are valued at their face value plus accrued interest, which does not materially differ from its discounted value using the internal rate of return effective at inception.

Money market funds have been valued at their respective fair value.

Investments in Sovereign Bonds to be held to maturity (Exhibit C and D) have been valued based on the best estimate of the present value of the cash to be received, using the discount rate estimated at the time of incorporation of the assets. The book value of these investments, net of corresponding impairment, does not exceed their respective recoverable value at December 31, 2003 and 2002.

Permanent investments in companies in which TGS ownership interest is significant, such as Gas Link S.A. (“LINK”) and Emprendimientos de Gas del Sur S.A. (“EGS”), have been valued in line with the equity method based on the financial statements at the dates specified in Exhibit C, which have been prepared applying similar criteria to that used by the Company to prepare its consolidated financial statements. As of December 31, 2003 and 2002 the ownership in LINK has been adjusted by 6,085 and 6,255, respectively to reflect the elimination of intercompany transactions, following the provisions established by Argentine accounting standards .

The company incorporated abroad, Transporte y Servicios de Gas en Uruguay S.A. (“TSGU” formerly Isonil S.A.), has been classified as not integrated to the activities of the Company, for the effects of the conversion of its financial statements to local currency. Its assets, liabilities and earnings have been converted to argentine pesos using the exchange rate effective at year end, and its common stock and retained earnings are expressed at historical value. Exchange rate resulting from such conversion have been recorded between Liabilities and Shareholders Equity. The ownership in this company has been valued in line with the equity method.

h)

Long term receivables and liabilities

Long term receivables and liabilities (except for deferred tax assets and liabilities) have been valued based on the best estimate of the discounted value of the amounts to be received or paid, using the interest rate effective at the time of the transaction or the interest rate to saving accounts issued by the Banco de la Nacion Argentina, effective at the moment of its incorporation to assets or liabilities.

Assets and liabilities generated as a result of the application of the deferred tax method have been calculated at its historical value in accordance with Resolution N° 434 of CNV, net of valuation allowances for non recoverable tax loss carryforward.

i)

Property, plant and equipment, net

-

Assets transferred from the privatization of GdE: its value was determined based on the price paid for the 70% of the Company’s common stock which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which when added to the Initial Debt assumed under the Transfer Contract of US$ 395.0 million resulted in a total value for property, plant and equipment of US$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Contract, has been restated for the effects of inflation as described in Note 2.c).

-

Line pack: represents the natural gas in the transportation system estimated necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 2.c ).

-

Capitalization of exchange loss: in accordance with Resolution No. 1/2002 of the CPCECABA and Resolution N° 392 of the CNV, the Company has recognized the effects of the devaluation of the peso as from January 1, 2002.

-

As provided by Resolution N° 3/2002 and 87/03 (derogatory of the first) , issued by the CPCECABA, exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003 (to the extent that they were related to foreign currency liabilities existing at the first date) were to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. For the capitalization, the alternative method has been used, which allowed the capitalization of exchange losses generated by foreign currency liabilities which had originally indirectly financed the acquisition of property, plant and equipment. To that purpose, it was assumed that the proceeds from such liabilities were used in the first place to cover working capital requirements and secondly to finance the assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

-

Additions: valued at acquisition cost restated for the effects of inflation as described in Note 2.c). The Company capitalizes the net cost of debt used to finance works in progress with third parties funds in line with the provisions outlined by RT N° 17. The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, the Resolutions N° 1,660 and N° 1,903 issued by ENARGAS include definitions about which costs should be considered as improvements or maintenance expenses. Repairs and maintenance cost are expensed in the year in which they are incurred.

-

Depreciation: the Company applied the straight-line method with a composite depreciation rate for all assets allocated to transportation service and to the NGL production and commercialization until December 31, 1999.

Regarding the assets allocated to natural gas transportation service, the Resolutions N° 1,660 and N° 1,903 issued by ENARGAS established maximum useful lives applicable to each component of such assets to be applied effective January 1, 2000, which are lower than the useful lives applied by the Company through December 31, 1999. The new useful lives applied by the Company, disclosed in Exhibit A, do not exceed the maximum useful lives, determined in such resolutions. The resolutions also outline specific criteria for assets retirements. During the fiscal year 2000, in compliance with the provisions stated by ENARGAS in the mentioned resolutions and maintaining the straight-line method, the Company changed the above mentioned composite depreciation rate, for individual depreciation rates for each component of the assets allocated to the gas transportation service.

Regarding the assets allocated to NGL production and commercialization, during the fiscal year 2000, the Company maintained the straight-line method, changing the composite depreciation rate, for individual depreciation rates for each component of the assets allocated to the NGL production and commercialization.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method at the rates disclosed in Exhibit A. Gain or loss on retirements on these assets is recognized in income in the year in which such retirements occur.

Exchange loss capitalization is depreciated over the remaining useful lives of the assets that led to such capitalization.

Based on the projections in line with Note 2.a) , the Company’s management believes that the recorded value of property, plant and equipment, taken as a whole, does not exceed its recoverable value.

j)

Intangible assets

Intangible assets are valued at their historical cost, restated for the effects of inflation as described in Note 2.c), less accumulated amortization. As described at the beginning of this note, the amortization of pre-operating costs, organization costs, cancellation costs of commitments assumed under the Transfer Contract and other costs was calculated over a period of primarily thirty-five years through December 31, 2000. Starting January 1, 2001, the net book value of these costs as of December 31, 2000 is being amortized over a five-year period, as well as the cost of the acquisition of the Licenses. The costs of hedging interest rates are deferred over the related loans term. Arrangement costs for the issuance of debt associated to Global Programs, as well as debt issuance costs, are deferred over the term of the related debt.

k )

Derivative financial instruments

The Company uses derivative financial instruments as part of its overall strategy to manage its exposure to market risks associated with fluctuations of interest rates. Derivative financial instruments, described in Note 5 consist of interest rate caps. The Company does not use derivatives for trading or speculative purposes.

Gains or losses from derivative financial instruments that qualify for hedge accounting are deferred and recognized together with the gains or losses associated to the hedged item, and included in “Net Financial Expense”. In case the financial instrument has been arranged to cover the impact of a future transaction, the gains or losses are deferred and recorded together with the gains or losses of the hedged item.

Assets associated to derivative financial instruments have been valued at their fair value. Liabilities associated to derivative financial instruments have been valued at their estimated cancellation cost. Differences generated as a consequence of the application of the above-mentioned principle, have been recognized as a result of the year.

l )

Income tax provision

The Company has calculated its income tax using the deferred tax method, which considers the effect of temporary differences between the financial reporting and income tax bases of accounting.

To estimate deferred tax assets and liabilities, the tax rate expected to be effective at the time of utilization was applied to indentified temporary differences of tax loss carryforwards based on the outstanding legal rules effective at the time of preparation of these financial statements.

#

The breakdown of the income tax included in the Income Statement is as follows:

	2003	2002	2001
Estimated ( income tax ) / tax loss carryforward	(85)	646,759	(135,748)
Deferred income tax	(85,712)	(63,266)	1,552
Valuation allowance	207,329	(545,662)	-
Total income tax	121,532	37,831	(134,196)

The evolution and breakdown of deferred tax assets and liabilities are as follows:

	2003	2002
Non Current deferred tax assets and liabilities
Trade receivables	(428)	905
Other receivables	801	-
Investments, net	4,581	9,457
Property, plant and equipment	(87,316)	(232,190)
Intangible assets	(3,373)	(5,472)
Accounts payable	40	15
Taxes payable	121	166
Other liabilities	11,414	3,595
Exchange difference (1)	87,003	116,860
Tax loss carryforwards	437,618	646,804
Valuation allowance	(334,325)	(545,662)
Total no current deferred tax assets and liabilities (net)	116,136	(5,522)

(1) As of December 31, 2003 and 2002 the Company recognized a deferred tax asset of Ps. 87 million and Ps. 116.8 million, respectively, for the negative results caused by the devaluation of the Argentine Peso that will be deductible for income tax purposes between 2002 and 2006.

A reconciliation between the amount accrued as income tax and the income tax expense that would result from applying the effective tax rate on the income or loss for book purpose is as follows:

	2003	2002	2001
Net income (loss) for the year	164,642	(646,233)	374,121
Effective tax rate	35%	35%	35%
Net (loss) income for the year at statutory income tax rate	(57,625)	226,182	(130,942)
Permanent differences at statutory income tax rate
- Restatement to constant pesos	(31,928)	364,855	(3,510)
- Equity in earnings (losses)	(778)	(1,300)	(465)
- Change in valuation allowance	207,329	(545,662)	-
- Other	4,534	(6,244)	721
Total net income tax	121,532	37,831	(134,196)

Accumulated and consolidated  tax loss carryforwards pending to be used by TGS and Telcosur at year end  may be compensated with taxable income in future periods, according to the following detail:

Year	Amount	Year of expiration
Tax loss carryforward 2002	1,834,440	2007
Utilization in 2003	(584,103)
Total accumulated tax loss carryforward	1,250,337

The utilization of deferred tax assets including the tax loss carryforwards depends on the generation of future taxable income during the years in which those temporary differences become deductible. To assess the utilization of such deferred tax assets, the Company considers the reversal of the deferred tax liabilities, its projected future taxable income and tax planning in accordance with what is mentioned in Note 2.a). Based on such projections the Company is uncertain that it will recover its entire deferred tax asset through future taxable income. Accordingly, it has recognized a valuation allowance amounting to Ps. 334, 325 and 545,662 at December 31, 2003 and 2002, respectively.

m)

Asset tax provision

The asset tax is calculated on an individual entity basis at the statutory tax rate of 1% and it is based upon the taxable assets at the end of the year. Pursuant to this law, the Company is required to pay the greater of the income tax or the asset tax. An excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten year s ..

The accrued asset tax during the year as well as the payment made for this tax in previous years have been classified as a credit since it is likely that it may be applied in future income tax payment in subsequent years.

n)

Allowances and provision for contingencies

Deducted from assets: The Company provides for losses relating to its investments and account receivables. The valuation allowance in respect to sovereign bonds is based on the difference between their book and estimated fair value.

The allowances for trade receivables and other receivables include certain clients whose recoverability is doubtful as estimated by the Company’s management.

In addition, TGS has recognized a valuation allowance related to the tax loss carryforward included in the tax return for the fiscal year 2002, which based on the income projections, will be applied within the next five subsequent years.

Included in liabilities: The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company's estimates of the outcomes of these matters and the experience of the Company’s lawyers in contesting, litigating and settling other matters

Contingencies and allowances are disclosed in Exhibit E.

o)

Shareholders' equity accounts

These accounts have been restated for the effects of inflation as described in Note 2.c), except for "Common stock" which is stated at original cost. The adjustment derived from its restatement has been disclosed in the account "Inflation adjustment to common stock".

p)

Revenue recognition

Firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain NGL production and commercialization contracts, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other NGL production and other services contracts, revenues are recognized when services are rendered.

q)

Income Statement accounts

The consumption of non-monetary assets was restated based on the date of incorporation of such assets, as disclosed in Note 2.c).

#

r)

Earnings and dividends per share and per ADS

Earnings and dividends per share and per American Depositary Shares (“ADS”) for the year ended as of December 31, 2003 , 2002 and 2001 have been calculated based on 794,495,283 outstanding shares during each year .. As the Company does not have preferred stock or convertible debt, the basic earning per share is the same as the diluted earning per share.

3.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company's business segments are as follows: (i) natural gas transportation services; (ii) NGL production and commercialization and (iii) other services, which include midstream and telecommunication services- the latter rendered by the controlled c ompany, Telcosur.

Operating income consists of net revenues less operating expenses. In the calculation of operating income, the following items have not been included: other expenses, net, equity in earnings of affiliated, net financial result and income tax.

Assets and liabilities allocated to each segment are those used by the Company to develop each business. Assets and liabilities that cannot be allocated to a specific segment have been grouped under "Corporate" and include investments and loans, among others.

There were no revenues between the business segments during the reported years ..

Year ended December 31, 2003	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	422,093	428,361	42,341	-	892,795
Operating income (loss)	192,408	240,047	5,846	(31,404)	406,897
Depreciation of property, plant and equipment	134,904	26,371	13,397	5,887	180,559
Additions to property, plant and equipment (includes work in progress)	28,946	11,172	2,438	1,689	44,245
Identifiable assets	4,002,960	450,713	218,280	781,276	5,453,229
Identifiable liabilities	37,872	39,005	8,116	3,309,564	3,394,557

#

Year ended December 31, 2002	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	532,051	347,398	60,008	-	939,457
Operating income (loss)	255,122	208,886	13,558	(41,708)	435,858
Depreciation of property, plant and equipment	147,345	28,923	15,549	9,594	201,411
Additions to property, plant and equipment (include work in progress)	97,461	2,664	3,823	1,435	105,383
Identifiable Assets	4,489,658	472,652	248,474	234,908	5,445,692
Identifiable Liabilities	49,604	30,264	14,649	3,578,677	3,673,194

Year ended December 31, 2001	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	954,230	228,105	37,921	-	1,220,256
Operating income (loss)	671,039	87,242	5,552	(64,909)	698,924
Depreciation of property, plant and equipment	124,489	23,723	8,199	11,452	167,863
Additions to property, plant and equipment (include work in progress)	336,638	9,991	73,490	2,914	423,033
Identifiable Assets	4,175,901	395,199	193,738	208,121	4.972,959

#

The Company provides credit in the normal course of its gas transportation business principally to gas distribution companies, Petrobras Energía, Profertil S.A. (“Profertil”) and Repsol YPF S.A. (“YPF”). Concentration of credit and principal customers gross revenues from gas transportation at and for the year ended December 31, 2003 , 2002 and 2001 are as follows:

	Trade receivables at,		Net revenues For the year ended December 31,
Gas Transportation:	2003	2002	2003	2002	2001
MetroGas S.A.	16,411	18,192	172,205	222,765	379,266
Camuzzi Gas Pampeana S.A	7,421	8,055	76,741	98,139	167,484
Gas Natural BAN S.A.	6,293	12,740	61,162	78,015	123,599
Petrobras Energía	2,841	6,363	25,127	30,661	46,256
Camuzzi Gas del Sur S.A	1,622	12,444	16,855	21,397	34,418
Profertil	1,188	1,249	11,466	14,804	28,964
Repsol YPF	1,131	1,072	10,735	14,979	18,834

The principal customers in the NGL production and commercialization segment are Polisur S.A., Petrobras International Finance Company (“Petrobras”) and Repsol YPF. The amounts of trade receivables and gross revenues for these customers for the years ended December 31, 2003 , 2002 and 2001 are as follows:

	Trade receivables at		Net revenues For the year ended December 31,
NGL Production and Commercialization:	2003	2002	2003	2002	2001
Petrobras	16,222	22,832	286,105	212 , 603	19,659
Polisur S.A.	12,257	12,926	141,111	59,200	67,429
Repsol- YPF	3,036	3,243	17,106	26,900	17,505
RYTTSA	-	-	-	-	46,915

4.

SUPPLEMENTAL CASH FLOW INFORMATION

In the preparation of the consolidated statements of cash flows, cash and cash equivalents include investments with original maturities of three months or less. The Company uses the indirect method, which requires a series of adjustments to the year´s net (loss) income to obtain the cash flows from operating activities.

Cash and cash equivalents at the end of the year are as follows:

	At December 31,
	2003	2002	2001
Cash and deposits in banks	11,688	5, 961	6,283
Current investments, net	664,149	202,694	115,973
Current investments with original maturity longer than three months	(3,615)	(4,520)	-
Total	672,222	204,135	122,256

#

Non-cash transactions eliminated from the cash flow statements are as follows:

	At December 31,
	2003	2002	200 1
Financed by suppliers	7,767	24,615	14,977
Payment of income tax debt through tax compensation	47	989	-
Exchange loss capitalization	(391,318)	588,389	-

5.

LOANS

As a consequence of the withdrawal of the Restructuring Proposal (described below) and the postponment of interest payments, both announced by TGS on May 14, 2003, the Company´s outstanding indebtedness has not been classified according to its original maturities (criteria used in the presentation of financial statements as of March 31, 2003). A substantial portion of its indebtedness has been re-classified as current loans in TGS balance sheets as of December 31, 2003 and 2002 since, deriving from the financial agreements entered between TGS and its creditors, such obligations might become claimable.

Detailed information of TGS´s debt profile as of December 31, 2003 and 2002 is as follows:

	2003	2002
Current Loans:
Inter-American Development Bank (“IDB”) Loans due through 2011 (interest rates between 5.15% and 10.19%)	1,062,871	1,106,750
1999 Global Program: Series 1 Floating rate notes due 2003, current interest rate of 4.4%	468,527	509,549
1999 Global Program: Series 2 Floating rate notes due 2003, current interest rate of 10.38%	472,559	520,395
2000 Global Program: Series 1 Floating rate notes due 2006, current interest rate of 3.33%	618,837	687,098
1993 Global Program: Series 3 Floating rate notes due 2002, current interest rate of 3.41%	300,993	339,912
Leases (rates from 7.65% and 9.00%)	2,818	1,668
Other bank borrowings (average rate of 7.29%)	318,637	371,462
Total current loans	3,245,242	3,536,834

Non-current loans:
Leases (rates from 7,65% and 9,00%), due through 2008	7,548	2,445
Total non-current loans	7,548	2,445
Total loans	3,252,790	3,539,279

Detailed information on significant debt as of December 31, 2003, is as follows:

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Debt issuances under Global Programs:

1993 Global Program

At the Shareholders’ Meeting held on August 27, 1993, the establishment of a Global Program for the issuance of short and medium Term Notes (Eurocommercial Papers ("ECP") and Euro Medium Term Notes ("EMTN"), respectively) was approved. The Program allowed an aggregate notional outstanding amount at any given time of US$ 350 million. At the Shareholders´ Meeting held on March 6, 1996, the maximum amount of this Program was increased to US$ 500 million. The Global Program had been approved by the Bolsa de Comercio de Buenos Aires ("BCBA") and the CNV.

The outstanding Series 3 Notes under this Global Program as of December 31, 2003 consists of five-year registered notes for an aggregate amount of US$ 100 million bearing interest at six-month LIBOR plus 0.65% through the first year, stepping up to 0.85% in the fifth year. The notes were authorized for trading in the BCBA. Net proceeds from the placement were used to debt refinancing, to finance capital expenditures and working capital needs. The original maturity of debt principal was scheduled for December 18, 2002. As agreed between the Company and its creditors, the maturity date was extended until March 18, 2003 at a 3.41% cost per annum. At such date, the Company paid accrued interest while the principal due under the agreement was included in the Restructuring Proposal, as described below.

1999 Global Program:

The Shareholders’ Meeting held on February 17, 1999, ratified the authorization given by the Shareholders’ Meeting held on February 17, 1998, for the creation of a new US$ 500 million Global Program, to replace the 1993 Global Program which expired at the end of 1998. The CNV, the BCBA and the Luxembourg Stock Exchange have authorized this program. The outstanding notes under this Global Program as of December 31, 2003 consists of the following:

Series 1: Medium-term (3 years) registered notes in an aggregate principal amount of US$ 150 million, maturing in a single payment on March 27, 2003. The notes bore interest at 30, 60, 90 or 180 days LIBOR, as the Company may choose, plus 2.25% through the first year, stepping up to 3% in the third year. Net proceeds from this transaction were applied to refinance the issuance under the 1997 Global Program, created in February 1997 for a term of 36 months and whose last issuance was cancelled on March 27, 2000. At maturity date, the Company paid accrued interest while the principal due under the agreement was included in the Restructuring Proposal, as described below.

Series 2: Medium-term (3 years) registered notes in an aggregate principal amount of US$ 150 million, issued at a price of 99.694%, maturing in a single payment on April 15, 2003. The notes bore interest at an annual fixed rate of 10.38%, payable semi-annually. The Luxembourg Stock Exchange, BCBA and Mercado Abierto Electrónico authorized the public trading of this issuance. Net proceeds from this transaction were exclusively used to prepay and partially refinance the second issuance under the 1996 Global Program, which matured in June 2000. In April 15, 2003, the date of the maturity of the notes, the Company paid accrued interest, while the principal due under the agreement was included in the Restructuring Proposal, as described below.

2000 Global Program:

The Shareholders’ Meeting held on February 22, 2000, approved the creation of a new Global Program for the issuance of short and medium-term notes for a maximum outstanding amount of US$ 300 million, in order to replace the 1997 Global Program. The CNV, the BCBA and the Luxembourg Stock Exchange have authorized this program.

The outstanding note under this Global Program as of December 31, 2003, is a medium-term (5 years) registered note in an aggregate principal amount of US$ 200 million with final maturity on April 24, 2006, which was privately placed. Debt would be paid in five equal semi-annual installments with a 36-month grace period. The note bears interest at LIBOR, plus 1.955% annual, payable quarterly. The note was acquired by the financial trust “Titan TGS 2001” and is the underlying asset of the Class “A” and “B” notes issued by such trust. Class “A” notes are covered through insurance provided by “Overseas Private Investment Corporation” (“OPIC”), that covers risk of non- convertibility of local currency, transfer restrictions imposed by the government and expropriation. Proceeds from this transaction would be applied to finance investment plan for the period 2001-2003. Pending the application of these funds to such purpose they were partially used to repay the first issuance under the 1996 Global Program that amounted to US$ 150 million and matured on April 25, 2001.

The Company paid interest accrued until April 24, 2003 while the principal due under the agreement was included in the Restructuring Proposal, as described below.

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IDB loans:

In the first half of 1999, TGS collected funds from the IDB loan agreement, which total US$ 226 million. The loan matures in 12 years, with a five-year grace period that results in an eight and a half-year average life. The IDB loan agreement is structured through an “A” loan disbursement of US$ 50 million which is funded by the IDB and a “B” loan disbursement totaling US$ 176 million which was raised through a private placement to foreign investors. IDB is the lender of record and administrator for both “A” and “B” loans disbursements. The transaction was priced at 450 basis points over an average US Treasury bond interest rate settled at 5.15% (for US$ 200 million) and at 375 basis points over LIBOR (for the remaining US$ 26 million). Proceeds from the transaction were utilized in financing part of the capital expenditures over the period 1998-2002 associated with expansions and enhancements of the gas transportation, NGL production and commercialization and other services activities.

Additionally, in November 1999, TGS received another loan which totals US$ 100 million from the IDB loan agreement mentioned above. The loan matures in eleven and a half years, with a four and a half-year grace period and an eight-year average life. The IDB loan agreement is structured through an “A” loan disbursement of US$ 25 million which is funded directly by the IDB and a “B” loan disbursement of US$ 75 million which was raised through a private placement to foreign investors. The transaction was priced at 420 basis points over an average US Treasury bond interest rate settled at 5.99%. Proceeds from the transaction were utilized in financing part of the capital expenditures over the period 1999-2002 associated with expansions and enhancements of the gas transportation, NGL production and commercialization and other services activities.

The Company did not pay accrued interest due on May 15, 2003. Both interests and principal payments were included in the Restructuring Proposal, as described below.

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Other bank borrowings:

Include credit lines granted by the Export Import Bank of USA (“Eximbank”) payable over five years in semi-annual installments accruing interest at 180-day LIBOR plus 0.20% or 0.40% annually depending on the credit line. As of December 31, 2003 and 2002 the current principal outstanding amounted to Ps. 23,580 and Ps. 27,880, respectively.

The Company included unpaid principal and interests payments in the Restructuring Proposal, as described below.

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Covenants:

Original debt agreements contained restrictive covenants , some of which - as a result of the devaluation of the argentine peso - have been breached and were proposed to be amended in the global restructuring proposal mentioned below.

Main restrictions are as follows:

i)

restrictions to create liens: as long as any note issued remains outstanding, the Company may not encumber its assets or its present or future revenues with debt incurred which in the aggregate exceeds US$ 10 million or US$ 20 million depending of each global program, unless the Company finances, in full or in part, the purchase or construction of the assets so encumbered.

ii)

restrictions on the level of indebtedness: as of the closing date of annual and/or interim financial statements, debt assumed by the Company may not exceed 60% or 65% (as applicable, according to the respective TGS’s Global Programs) of the sum of total debt plus shareholders' equity. Additionally, under the IDB loan agreement, debt assumed by the Company may not exceed 65% of the sum of total debt plus shareholders’ equity, minus intangible assets, deferred issuance discounts and other similar to them.

iii)

restrictions on the EBITDA (defined as earnings before net financial expense, income tax, depreciation and amortization) to “Net financial expense” ratio: this ratio must not be less than 2.5 in any moment.

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 TGS’ s global debt restructuring proposal

On February 24, 2003 TGS started a process aimed at restructuring substantially all of its outstanding indebtedness, amounting to US$ 1,027 million. The Restructuring Proposal is a consequence of the negative impact on TGS’s financial condition and result of operations caused by the significant changes introduced in the Argentine economy in early 2002. Such changes have jeopardized its ability to generate cash required to service and pay its outstanding debt obligations on its original maturities, including the US$ 492 million due in 2003.

The primary goals of the Restructuring Proposal are to eliminate the concentration of maturities over the short term, to amend certain covenants of the existing obligations, which have been breached as a consequence of the negative impact of the economic changes in the Company’s financial statements, and to adjust the interest rate and amortization schedule to align TGS´s debt service to its expected future operating cash flow.

The Restructuring Proposal, announced on February 24, 2003 supplemented and amended on March 25, 2003, would be implemented by means of an out-of-court renegotiation agreement, or “Acuerdo Preventivo Extrajudicial” (“APE”), a new feature introduced by the Argentine law, which essentially requires an agreement between the Company and the majority of its creditors (two thirds of the amount) to be endorsed by a court.

Pursuant to the Restructuring Proposal, the Company called to a Note holders’ meeting held (on second call) on April 11, 2003 at which the company sought the approval of the Restructuring Proposal, which in aggregate represented approximately US$ 600 million of TGS´s debt. The Restructuring Proposal presented by the Company was consented to by holders of notes representing the following amounts: (i) US$ 73 million at the meeting of the Series 1 Notes under the 1999 Global Program, the outstanding principal amount of which is US$ 150 million, (ii) US$ 81 million at the meeting of the Series 2 Notes under the 1999 Global Program , the outstanding principal amount of which is US$ 150 million and (iii) US$ 65 million at the meeting of the Series 3 Notes under the 1993 Global Program , the outstanding principal amount of which is US$ 100 million. T he meeting in respect to the OPIC Note, the outstanding principal amount of which is US$ 200 million, was not held due to lack of quorum.

Despite the consent received at the Note holders Meeting, the Company failed to achieve the requisite majorities as required by Argentine Law to file the APE for endorsement. Therefore, on May 14, 2003 TGS decided to withdraw the Restructuring Proposal and simultaneously announced the postponment of interest payments. As a result of the withdrawal of the proposal, the Company has reclassified its outstanding debt obligations as current loans in its balance sheets as December 31, 2003 and 2002. Additionally, the withdrawal of the proposal resulted in an accrual of default interest derived from TGS´s breach of the financial agreements entered with its creditors. As such default interests require a formal demand from the creditor to be due and payable -demand which has not been made- and considering that the restructuring proposal specifically contained clauses for the waiver of such interests, TGS Management considered the claim of default interests as a remote contingent liability and consequently they were not included in the Company´s financial statements presented for the fiscal year ended on December 31, 2002 nor for the three-month period ended March 31, 2003. However, in light of the withdrawal of the restructuring proposal, the Company has recorded the mentioned interests in the present financial statements, which amount to Ps 8,1 million for the fiscal year ended as of December 31, 2002.

At the date of the issuance of the present financial statements, the Company is still negotiating with its major creditors to obtain the restructuring of its indebtedness and align TGS debt service to its expected operating cash flow.

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Derivative financial instruments:

As of December 31, 2003, the Company has outstanding interest rate “cap with knock-out” agreements with major financial institutions to manage the impact of the six-month floating interest rate changes on the US$ 200 million first issuance under 2000 Global Program. Through those agreements entered in July 2001, the Company set the LIBOR at an annual cost of 5.25%, provided that the level of such rate fluctuates between 5.25% and 8% annually. However, in the event that LIBOR at the beginning of any interest period is outside such range, the Company will pay 3-month LIBOR for such interest period. These agreements are effective from July 24, 2001 to April 24, 2006. Premiums paid by the Company at inception amounted to US$ 2.9 million. As of December 31, 2003 the fair value of the investments amounted to US$ 64 thousand based on information provided by the financial institutions with which the hedging agreements were entered.

The cost of the derivative financial instruments described above was included among the Intangible Assets and until December 31, 2002 was amortized along the remaining term of the 2000 Global Program first series. During the year ended December 31, 2003, the mentioned agreements have not generated results due to the fact that the LIBOR remained below an annual rate of 5.25% . Based on the current and future expected level of LIBOR the Company decided that the derivative can no longer qualify as effective to cover the associated risk and consequently the difference between the unamortized portion of the premium paid at inception and its fair value (included in “Other Current Receivables”) was charged to expense in the year ended December 31, 2003. Such difference amounted to Ps. 3.4 million and was included in Net Financial Expense.

In 1998, the Company entered into two treasury interest rate lock agreements with a notional amount of US$ 200 million associated with the IDB loan, pursuant to which the Company locked in the rate on the US Treasury Bond at a cost between 5.66% and 5.89%. The Company settled one of the agreements in February 1999 for an amount of US$ 100 million and the other for US$ 100 million in two installments in March and April 1999. In settlement of these agreements, the Company made payments totaling US$ 11 million in March and April 1999. The settlement cost of these agreements was included among the intangible assets in the accompanying consolidated balance sheets and is being amortized over the term of the loan agreement.

6.

REGULATORY FRAMEWORK

a)

General framework and current tariff context:

The Company's natural gas transportation business is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory decree N° 1738/92 and by regulations issued by ENARGAS, who is entitled, among other things, to set the basis for the calculation of, monitor and approve tariffs. According to such regulatory framework, the transportation tariffs must be calculated in US dollars and converted into Argentine pesos as of the billing date. The basic gas transportation tariffs charged by TGS were established upon the privatization and may be adjusted, prior authorization, in the following cases: (i) semi-annually to reflect changes in the PPI and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The efficiency factor is a reduction to the base tariff resulting from future efficiency programs while the investment factor increases the tariffs to compensate for future investments. Also, subject to ENARGAS approval, tariffs must be adjusted to reflect non-recurring circumstances or tax changes, other than income tax.

The terms mentioned above in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the approval of the Public Emergency Law in early 2002, which among other provisions eliminated tariff indexing clauses based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso equal to one US dollar for tariffs. This Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, in line with certain framework included in the Law. However, since early 2002 and so far up to the date of the issuance of the present financial statements no progress has been made in the renegotiation of the contracts - nor have tariffs been recomposed- in spite of several attempts from the Executive Branch to grant partial tariff increases. These tariff increases were suspended by Court decisions on legal actions filed by consumer organizations and the Ombudsman, on the grounds that tariff increases were illegal until the contract renegotiations processes were completed.

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created, under the joint jurisdiction of the Ministries of Economy, Production, Federal Planning, Public Investment and Utilities. This new unit will conduct the renegotiation process of the contracts related to utilities and public works, and is entitled to reach total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things. No progress was made in the renegotiation process until 2003 year end, when the UNIREN and TGS discussed preliminary documents, including i) the Renegotiation Guidelines, which determined the preparation of an Agenda and a schedule for its discussion. ii) a draft Agenda was outlined in order to deal with main issues such as costs, investments programs and financing, rate of return and tariffs, etc. iii) a schedule was settled for the renegotiation of the regulatory framework. The deadline for the adjustment of the regulatory framework with the approval of National Congress was set for the end of 2004.

The NGL production and commercialization and other services segment is not regulated by ENARGAS, and as provided in the Transfer Contract, is organized as a division within the Company and maintains separate accounting information.

The License stipulates, among other restrictions, that the Company may not assume debts of CIESA, or grant credit, encumber its assets or grant any other benefit to CIESA's creditors.

b)

PPI Suspension

As from January 1, 2000 adjustments to tariffs to reflect PPI variations were suspended, firstly through an agreement with the Federal Executive Branch and later by a Court decision on a lawsuit started to determine the illegality of tariff adjustment through indexes. In light of this situation, the Company continued recording the higher incomes derived from semi-annual PPI increases until December 31, 2001. However, since the approval of the Emergency Law, the Company deemed that tariff adjustment to reflect PPI - which was legitimate according to the Regulatory Framework agreed upon the privatization- had turned out unlikely, as the possibility of its recovery was subject to future events beyond the control of the Company. Therefore, in 2001 TGS recorded a loss related to the deferral of semi-annual PPI adjustments accrued during 2000 and 2001, and as from 2002 discontinued the mentioned accrual. This does not mean that TGS waives the rights and the actions it is entitled to according to precise provisions contained in the Regulatory Framework. Such rights and actions will be maintained and exercised in every legal and administrative instance even in the Renegotiation Process under the Law N° 25,561.

c)

Essential assets:

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the gas transportation service. Therefore, the Company is required to segregate and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than providing the licensed service without ENARGAS prior authorization. Any expansion and improvement that the Company may make to the gas pipeline system after the takeover may only be encumbered to secure loans that have a term of more than one year to finance new expansions and improvements to the licensed service.

Upon expiration of the License, the Company will be required to transfer to the Argentine Federal Government or its designee, the essential assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment, receiving compensation equal to the lower of the following two amounts:

i)

The net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS.

  The net proceeds of a new competitive bidding.

7.

COMMON STOCK AND DIVIDENDS

a)

General

The Company was incorporated on November 24, 1992 with a capital of Ps. 12. The first General Ordinary and Extraordinary Shareholders' Meeting held on December 28, 1992, approved an irrevocable capital contribution against future share subscriptions which, in Argentine pesos as of that date, amounted to 794,483. Since the inventory of the assets transferred had not yet been completed, the shareholders also decided to increase common stock through the partial capitalization of this contribution which, in Argentine pesos of that date, amounted to 557,297. Once the inventory of the assets transferred was completed, the General Ordinary Shareholders' Meeting held on March 24, 1994, approved the capitalization of the balance of the irrevocable contribution against future share subscriptions. Thus, the common stock was increased by 237,186 to a total of 794,495 in Argentine pesos of that date.

As of December 31 , 2003 the Company’s common stock subscribed, paid in and issued is composed of:

Classes of stock

Common stock, nominal value Ps. 1 per share, one vote per share:

Class “A” shares	405,192,594
Class “B” shares	389,302,689
Total shares	794,495,283

The Argentine Government initially held a 27% shareholding in the Company represented solely by Class “B” shares. Such Class “B” shares were sold in two parts: (i) a substantial part in 1994 through a local and international public offering (outside Argentina, the shares were offered under the form of ADSs representing five shares each; the ADSs issued in the United States of America are SEC registered and traded on the New York Stock Exchange) and (ii) the remainder, representing approximately a 2% shareholding in the Company, to local and foreign investors during 1996.

The Company is obligated to maintain the authorization to offer the Company's common stock to the public and the corresponding authorization for the shares to be listed on the Argentine Republic's authorized securities markets for a minimum period of 15 years from the respective dates on which such authorizations were granted.

b)

Limitation to the transfer of the Company's shares

The Company's by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted, provided that:

-

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the act that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company;

-

The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of the management running the Company, requires the prior authorization of ENARGAS.

In case the Company wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the dividends payment, in accordance with the provisions of the Argentine Business Associations Law, it should require prior authorization from ENARGAS.

c)

Dividend distribution :

The shareholder's meeting held on March 2nd, 2001 approved a distribution of cash dividends amounting to 194,263 (corresponding to fiscal year 2000), from which 100,422 were paid in advance in the first six-month period, 2001.

The Board of Directors meeting held on August 6, 2001, approved a distribution of cash dividend amounting to 106,712 which were paid in advance in August 2001 based on the first half of 2001 earnings.

d )

Restrictions on retained earnings:

Under current Argentine legal requirements and in line with CNV standards , 5% of the net income per year , less adjustments to result of prior years and the absorption of unappropiated retained earnings, must be appropriated into a legal reserve until such reserve equals 20% of total common stock adjusted for inflation plus the balance of the account of Common Stock Adjustment.

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, payable to all regular employees so as to distribute 0.25% of the net income of each year among them.

8.

LEGAL AND REGULATORY MATTERS

a)

In April 1996, GdE filed a legal action against TGS for Ps. 23 million, which is the amount GdE claims as a reimbursement for the cost of construction of two compressor plants currently in operation on the TGS pipeline. TGS has denied such claim on the grounds that it owes no money to GdE as it acquired rights to these compressor plants as a part of its overall purchase of the pipeline assets in the 1992 privatization. At the end of February 2000, a first judgment was pronounced upholding GdE's claim for Ps. 23 million plus interest (calculated at the "passive rate" set by the Argentine Central Bank Circular 14,290 from the date GdE paid the above-mentioned purchase orders) and litigation expenses. In August 2001, the Chamber of Appeals partially confirmed the first judgment and ordered TGS to pay the fair value of such plants based on an expert assessment to be performed. The Company has recorded such plants as "Property plant and equipment, net", valued at Ps.  4.3 million based on the replacement cost of similar compressor equipment. The Chamber of Appeals has decided to defer the payment of the litigation expenses until the compressor plants’ fair value resulting from the expert assessment is determined. In October 2001, TGS filed an ordinary and extraordinary appeal before SCJ against such judgment. In August 2003, the Supreme Court of Justice sustained Gas del Estado ´s claim and ruled that TGS will have to pay the market price of the compressor plants at the date in which they were added to TGS assets (amount to be determined by a court appointed expert) plus interests and litigation expenses . At the date of the issuance of these financial statements, the Company has recorded an allowance based on its own adecuate estimates amount until the final assessment is given.

On January 14th, 2004 TGS signed an agreement with ENARGAS, the Energy Bureau and the UNIREN t hrough which TGS will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion will be recorded on account of the final amount to be paid as determined by the expert´s judgement. The Argentine Government will own such works, and an agreement will be entered to grant the right of use of the works to TGS, who will have to operate and maintain such assets until expiration of the license.

a)

As of the date of issuance of these consolidated financial statements, GdE directly or through ENARGAS, has not fulfilled the obligations set forth in the Transfer Agreement and in the License in accordance to which it is responsible during the 5 year period ending on December 31, 1997, for the registering of the easements relating to the transferred pipeline system which have not yet been properly registered, and for related payments to property owners of any required easements. In order to fulfill its capital expenditures program related to the system integrity and public safety required by the License, the Company has entered into easement agreements with certain landowners and paid related amounts. Consequently, the Company filed a claim against GdE to recover such amounts paid.

On October 7, 1996, the Executive Branch, through Decree N° 1,136/96, created a contribution fund, as specified in the License, to assume GdE’s obligations for paying easements and any other compensation to land owners for an initial five-year period, beginning with the privatization and ending on December 28, 1997. ENARGAS manages the above-mentioned fund, which is financed by a special charge included in the transportation rates and reimbursed to ENARGAS. TGS has filed against GdE-ENARGAS an administrative claim asking for the amounts paid in connection with easements related to facilities existing prior to December 28, 1992. In December 1997, ENARGAS declared that it would allow the reimbursement of the useful expenses, as determined by the Government, derived from easements. The amounts for such concept as of December 31, 2003, recorded in the account “Other non-current receivables” amounts to approximately Ps. 4.2 million. The Company expects to fully recover the amounts paid, based on its rights derived from the License.

In connection with the easements payable starting January 1, 1998, TGS is negotiating with ENARGAS the recovery of amounts paid through increases in the transportation rates. The Company expects, based on its rights, to fully recover the amounts recorded in this connection.

b)

The Company received claims from the Tax Bureau of the Neuquén, Río Negro, La Pampa, Chubut and Santa Cruz Provinces, aimed to collect stamp tax, according to their interpretation, on gas transportation contracts and services offer letters between TGS and its shippers and other contracts subscribed during the privatization of GdE.

Regarding the claim received from the Río Negro Province, in September 1999, the Tax Bureau of such province formalized the claim through a liability assessment. The Company has notified the Argentine Government of its position and has filed an appeal before such Tax Bureau, which was overruled in January 2001. Against such action, on February 1, 2001, TGS filed an appeal before the Minister of Economy of the Río Negro Province, which was rejected in early April 2001. Such Province urged the Company to pay the assessment, which amounted to approximately Ps. 438 million (including interests and penalties as of April 30, 2001). On March 21, 2001, the Company filed a declaratory action of certainty before the SCJ, so that such court issues a judgement on the legitimacy of the Tax Bureau claim. The Company also asked the SCJ to prevent any Río Negro Province’s action attempting to collect the mentioned tax, until the SCJ granted the injunction. In April 2001, SCJ granted the requested preventive measure.

Regarding the claim received from the Santa Cruz Province, the Tax Bureau of such Province notified TGS about a preliminary assessment, amounting to approximately Ps. 41 million (with its related interests as of December 31, 2000). In respect to this assessment, TGS presented a discharge and filed its appeal before such Tax Bureau, which resolution is pending as of the date of issuance of these consolidated financial statements. In addition, TGS filed a declaratory action of certainty before the SCJ with the same purposes and effects of that presented for the Río Negro Province’s claim. In March 2001, the SCJ granted the preventive measure requested and ordered the Santa Cruz Province to avoid any action tending to collect the mentioned tax, until that court arrives to a final decision on the matter.

Regarding the claim received from the Neuquén Province in December 1999, the Tax Bureau of such Province formalized the claim through a liability assessment for approximately Ps. 97 million (with its related interests as of December 31, 1999). Such assessment was appealed before such Tax Bureau. In April 2001, the Company received a re-assessment, which amounted to approximately Ps. 210 million including interests and penalties. On April 17, 2001, TGS filed an administrative motion before such Tax Bureau, on the grounds of the inadmissibility of such re-assessment while the resolution of the appeal previously filed against the assessment received in December 1999, was still pending. Also, the Company appealed against the application of penalties, which were determined disregarding the right of due process. In addition, in September 2001, the Tax Bureau of the Neuquén Province notified TGS about liability assessments related to the stamp tax arising from the Transfer Agreement subscribed by TGS in the privatization of GdE and from the Technical Assistance Agreement for amounts of Ps. 44 million and Ps. 6 million, respectively (including accrued interest as of August 31, 2001). Against such resolutions, the Company has filed appeals before such Tax Bureau, who rejected the appeal for the Transfer Agreement. Consequently, the Company has filed an appeal before the Minister of Economy of the province. At the end of December 2001, the Company filed a declaratory action of certainty before the SCJ for all Neuquén Province’s claims, with the same purposes and effects of that presented for the Rio Negro Province’s claim. In April 2002, the SCJ granted the injunction requested and ordered the Neuquén Province to avoid any action tending to collect the mentioned tax, until that court arrives to a final decision on the matter.

Regarding the claim received from the La Pampa province in July 2002, the Tax Bureau of such province formalized the claim through a liability assessment, for approximately Ps. 68 million (including penalties and interests as of July 31, 2002). Such determination has been appealed before such Bureau at the beginning of August 2002. At the date of the issuance of these consolidated financial statements no answer has been received to this appeal. In late August 2002, TGS filed a declaratory action of certainty before the SCJ. In November 2002, the SCJ granted the injunction requested and ordered the La Pampa Province to avoid any action tending to collect the mentioned tax, until that court arrives to a final decision on the matter.

In May 2002, the Tax Bureau of the province of Chubut filed administrative actions in order to determine a stamp tax debt for contracts and gas transportation offers amounting to Ps. 5.4 millions (together with its respective fines and interests calculated at April 30, 2002). TGS made the respective discharge in July 2002 refuting the basis of such proceedings, and not receiving at the date of issuance of these consolidated financial statements any reply from such Bureau. By the end of October 2002, TGS filed before SCJ a declarative action of certainty, so that it can be expedited on the legitimacy of the claim for such tax. In April 2003, the SCJ did not grant the injunction requested and consequently TGS asked such Supreme Court for the revocation of such petition through the filing of a reposition action. In June 2003, the Supreme Court modified its first judgement, granting the injunction.

TGS’s management believes that contracts entered into before the Company’s take-over were not subject to provincial stamp taxes because the parties to the contracts at the time they were signed were governmental entities that were exempt from the tax. Moreover, even if the contracts were subject to provincial stamp taxes, management believes that GdE would bear responsibility for this tax under the Transfer Agreement. However, if the Company were forced to pay any amount, it would have the right to be reimbursed from GdE or the Argentine Government. In the case of the Technical Assistance Agreement, the company has alleged the irrelevance of the tax mainly due to the fact that this agreement was entered into the jurisdiction of the city of Buenos Aires and took effects there instead of the Neuquén Province or any other province.

With respect to the other assessments, TGS’s management believes that gas transportation service offer letters are not subject to the tax mentioned above. Should they be taxable, TGS believes that such event must be considered a change in the interpretation of the tax law, and its impact should be reflected in the tariff according to the relevant regulations. ENARGAS believes that the claims for stamp tax lack of merit because it considers the tax to be unlawful.

d)

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

Although no assurances can be given, the Company believes there are meritorious defenses, which will be asserted vigorously to challenge all claims and that liability will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

9.

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

In late 1992, TGS entered the Technical Assistance Agreement with Enron Pipeline Company Argentina S.A. (“EPCA”), in compliance with the provisions of the Bid Package and the Transfer Contract, whereby EPCA is to provide technical advisory services . The latter include services related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with the environmental standards. For these services the Company pays a monthly fee based on the higher of: a percentage of certain defined income of the Company or a specified fixed annual amount. The term of the current contract with EPCA is for eight years from December 28, 1992, renewable automatically upon expiration for additional eight-year periods.

The detail of significant outstanding balances for transactions with related parties as of December 31, 2003 and 2002 is as follows:

	2003		2002
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
EPCA	-	2,650	-	4,023
CIESA	-	-	37	-
Petrobras Energía	4,707	7,414	8,066	10,469
Petrobras	16,222	-	22,832	-
LINK	167	-	264	4
TSGU	77	-	-	-
EGS	-	297	-	-
Enron América del Sur SA	-	-	32	-
Area Santa Cruz II UTE (1)	127	-	366	-
Total	21, 300	10, 361	31,597	14,496

(1)

As of December 31, 2003, Petrobras Energía had 100% of this joint venture.

The detail of significant transactions with related companies for the years ended December 31, 2003 , 2002 and 2001 is as follows:

	Revenues
Company	Gas Transportation	NGL Production and commercialization and other services	Salaries and Wages	Compensation for technical assistance	Revenue For administrative Services
EPCA	-	-	554	29,043	84
CIESA	-	-	-	-	122
Petrobras Energía	25,127	45,367	-	-	-
Petrobras	-	286,105	-	-	-
LINK	-	818	-	-	-
TSGU	-	1,379	-	-	-
Enron América del Sur SA	24	-	-	-	-
Area Santa Cruz II UTE(1)	-	1,402	-	-	-
Total 2003	25,151	335,071	554	29,043	206
Total 2002	32,825	294,908	1,378	31,274	504
Total 2001	60,971	50,817	1,835	42,475	154

(1)

As of December 31, 2003, Petrobras Energía had 100% of this joint venture.

10. SUBSIDIARIES AND AFFILIATES

TELCOSUR:

In September 1998, TGS’s Board of Directors approved the creation of TELCOSUR, whose purpose is the rendering of telecommunication services, assuring the optimal utilization of TGS’s telecommunication system. TGS’s equity interest in such company is 99 . 98% and the remainder 0 . 02% is held by EPCA. On October 22, 1998, the Governmental Regulatory Agency of Corporations approved the incorporation of the Company.

On February 16, 1999, the regulatory agency (The Federal Communication Bureau), through Resolution N° 3,468, granted the license to TELCOSUR to provide data transmission and value added telecommunication services in Argentina. By the end of 1999, TELCOSUR obtained from the National Communication Commission the reserve for most of the frequencies necessary for the operation. As of July 1, 2000, TELCOSUR began operations.

LINK:

LINK was created in February 2001, with the purpose of the ownership, construction, and operation of a natural gas transportation system, which will link TGS’s gas transportation system with Cruz del Sur S.A.’s pipeline.

The connection pipeline will be extended from Buchanan, located in the high-pressure ring that surrounds Buenos Aires City, which is part of TGS's pipeline system, to Punta Lara.

TGS’s ownership interest in such company is 49% and DINAREL S.A holds the remainder 51%. The common stock amounts to Ps. 12.

TSGU (formerly Isonil):

On October 3, 2003 the corporate name of the subsidiary company was changed from Isonil to Transportes y Servicios de Gas en Uruguay S.A, which was registered in Uruguay National Board of Trade.

In September 2002, TGS had invested Ps. 5 in the acquisition of equity interest in TSGU , a company incorporated in Uruguay. The company’s corporate purpose is the rendering of services of operation, inspection, and dealing of emergencies in gas transportation or distribution systems, as well as the construction of pipelines and other services related to natural gas and its associated products. This company renders operation and maintenance services to Cruz del Sur Pipeline S.A in the Uruguayan section ..

EGS

In September 2003, EGS, an incorporated company registered in Argentina, was constituted. The common stock of EGS amounts to 12, and the ownership is distributed between TGS (49%) and TSGU (51%). The main business of EGS consists in the construction, ownership and operation of the pipeline which will connect TGS main pipeline system in the province of Santa Cruz with a delivery point in the border with Chile .

Rafael Fernández Morande

            President

Exhibit C

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARY

NON CURRENT INVESTMENTS

	2003										2002
	Description of securities				Issuer information						
					Last financial statements issued						
Name and issuer	Face value	Amount	Cost	Book value	Main business	Date	Common stock	Net income for the year	Shareholder's equity	% of Common Stock	Book value
Government bonds (1)	-	-	-	-	-	-	-	-	-	-	2,640
Gas Link S.A.	$1	5,880	3,315	767	Pipeline´s construction and operation services	30/09/03	6,683 (2)	5,166	13,984	49.00	(3,696) (3)
Transporte y Servicios de Gas en Uruguay S.A. (formerly Isoral S.A.	Ps. Uru. 1	196,000	5	179	Maintenance	31/12/03	28	174	312	49.00	102
Emprendimientos de Gas del Sur S.A.	$1	5,880	6	(3) (3)	Pipeline´s construction and operation services	31/12/03	12	(19)	(7)	49.00	-
				943							(954)

(1) Corresponds to Argentine Government Foreign Notes - Survey Rates Serie 74.
(2) Organized with a capital stock amounting to 26. It includes irrevocable contributions for 6,657 against future shares issuance (See Note 10).
(3) Disclosed in "Other Liabilities".

Rafael Fernández Morandé
President

EXHIBIT F

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

	2003	2002	2001
Inventories at the begining of year	6,771	6,366	2,477
Inflation adjustment	(50)	(3,448)	-
Natural gas purchases (1)	117,460	94,376	81,428
Operating costs (Exhibit H)	308,524	345,199	349,308
Inventories at the end of year (1)	(5,454)	(6,771)	(6,366)
Cost of sales	427,251	435,722	426,847

(1) Includes natural gas used in the NGL production.

Rafael Fernández Morandé
President

EXHIBIT G

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARY

FOREIGN CURRENCY ASSETS AND LIABILITIES

	2003				2002		
	Foreign currency and amount (in thousands)		Exchange rate	Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
CURRENT ASSETS							
Cash and deposits in banks	US$	325	2.88 (1)	936	US$	180	593
Investments	US$	214,336	2.88 (1)	617,288	US$	61,502	202,599
Trade receivables	US$	12,855	2.88 (1)	37,022	US$	11,802	38,879
Other receivables	US$	7,376	2.88 (1)	21,243	US$	67	221
	XEU	8	3.6204 (1)	29	-	-	-
				676,518			242,292
NON CURRENT ASSETS							
Trade receivables	US$	9,565	2.88 (1)	27,547	US$	13,301	43,817
Other receivables	US$	64	2.88 (1)	184	-	-	-
Investments	-	-	-	-	US$	801	2,640
Property, Plant and Equipment	US$	947	2.88 (1)	2,727	-	-	-
				30,458			46,457
				706,976			288,749
CURRENT LIABILITIES							
Accounts payable	US$	4,540	2.93 (2)	13,302	US$	6,253	21,229
	XEU	18	3.6836 (2)	66	XEU	1	4
Loans	US$	1,096,749	2.93 (2)	3,213,475	US$	1,033,153	3,507,491
Other liabilities	US$	238	2.93 (2)	697	US$	225	764
				3,227,540			3,529,488
NON CURRENT LIABILITIES							
Accounts payable	US$	1,200	2.93 (2)	3,516	US$	2,107	7,155
Loans	US$	2,490	2.93 (2)	7,296	-	-	-
				10,812			7,155
				3,238,352			3,536,643

(1) Buying exchange rate as of December 31, 2003.
(2) Selling exchange rate as of December 31, 2003.

US$: United States of America dollars
XEU: Euros

Rafael Fernández Morandé
President

TRANSPORTADORA DE GAS DEL SUR S.A AND SUBSIDIARY.

Exhibit H

INFORMATION REQUIRED UNDER ART 64, PARAGRAPH I, CLAUSE b) BUSINESS ASSOCIATIONS LAW,
FOR THE YEAR ENDED DECEMBER 31, 2003, 2002 AND 2001

	2003					2002
Accounts	Total	Operating costs	Administrative expenses	Selling expenses	Financial expenses	Total
Salaries, wages and other contributions	39,495	27,483	9,238	2,774	-	41,015
Social security taxes	7,453	4,996	1,969	488	-	7,693
Compensation to Directors and Statutory Audit Committee	190	-	190	-	-	244
Professional services fees	4,104	349	3,358	397	-	4,595
Technical operator assistance fees	29,043	29,043	-	-	-	31,274
Materials	4,004	4,004	-	-	-	7,263
Third parties services	2,890	2,291	599	-	-	3,053
Telecommunications and post expenses	1,510	476	971	63	-	2,012
Rents	528	385	139	4	-	922
Transports and Freight	1,474	1,371	100	3	-	1,183
Easements	6,598	6,598	-	-	-	4,787
Offices supplies	435	117	281	37	-	534
Travels	844	452	196	196	-	738
Insurance	11,753	10,287	1,464	2	-	10,724
Property, plant and equipment maintenance	23,258	22,904	289	65	-	19,097
Depreciation of property, plant and equipment	180,559	174,672	5,887	-	-	201,411
Amortization of intangible assets	19,895	10,285	-	-	9,610	27,743
Taxes and contributions	31,143	3,846	54	27,243	-	31,379
Advertising	87	-	-	87	-	93
Allowance for doubtful account	1,081	-	-	1,081	-	4,013
Banks expenses	208	-	185	23	-	185
Interests expenses	235,371	-	-	-	235,371	298,471
Foreign exchange loss, net of inflation	(63,588)	-	-	-	(63,588)	695,014
Other financial expenses	20,085	-	-	-	20,085	14,612
Loss on exposure to inflation	(1,483)	-	-	-	(1,483)	(114,036)
Transactions among business segments	-	-	-	-	-	-
Other expenses	10,229	8,965	1,032	232	-	29,823
Total 2003	567,166	308,524	25,952	32,695	199,995	
Total 2002		345,199	33,633	34,244	910,766	1,323,842
Total 2001		349,308	54,362	40,123	209,889	

Rafael Fernández Morandé
President

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

1.

We have audited the accompanying consolidated balance sheets of Transportadora de Gas del Sur S.A. and its subsidiary as of December 31, 2003, 2002 and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for the years ended December 31, 2003, 2002 and 2001. The preparation and issuance of these financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.

We conducted our audits in accordance with auditing standards generally accepted in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion about the reasonableness of the relevant information contained in those financial statements.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.

As mentioned in Note 2.b), as from the current year the Company applied new accounting standards approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission, which has led the recognition of prior years’ adjustments, reclassifications and adaptation of the comparative information.

4.

The Company has prepared the consolidated financial statements applying valuation and disclosure criteria established by the National Securities Commission which, as explained in Notes 2.h) and 2.c) differ in certain respects from the accounting standards in force in the Autonomous City of Buenos Aires, especially in connection with the treatment of assets and liabilities generated by application of the deferred tax method and recognition of the effects of inflation at September 30, 2003.  The effect on the consolidated financial statements derived from application of inflation rates at that date has been quantified by the Company and is shown in Note 2.c) to these consolidated financial statements.

5.

The changes in Argentine economic conditions and the amendments to the License under which the Company operates made by the National Government mentioned in Note 6., mainly the suspension of the original tariff adjustment regime, affect the Company’s economic and financial equation, generating uncertainty as to the future development of the regulated business. Management is in the process of renegotiating certain terms of the License with the National Government.

6.

As explained in Note 5., the effects of the devaluation of the Argentine peso on the Company’s financial debt in foreign currency and the circumstances mentioned in point 5. have resulted in non-compliance with payment of principal and interest on its financial obligations, and with certain covenants that the Company had agreed to observe. The mentioned events of default entitle the financial creditors, after obtaining certain majorities, to demand immediate payment of all outstanding balances as if those obligations were past due and claimable. Management is carrying out negotiations with its main creditors to restructure its financial debt, so as to realign its cash requirements and other clauses derived from its financial commitments to the new economic and regulatory context in which it operates.

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7.

Management has prepared projections to determine the recoverable value of its non-current assets, based on forecasts of the outcome of the renegotiation process mentioned in points 5 and 6.  We are not in a position to anticipate whether the premises used by management to prepare the projections will take place in the future and consequently whether the recoverable value of certain non-current assets exceeds their respective net carrying values.

8.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The uncertainties mentioned in the above paragraphs raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments or reclassifications that might result from the outcome of these uncertainties.

9.

Our professional report on the consolidated financial statements of the Company at December 31, 2002 contained a qualification due to a departure from professional accounting standards as a result of the classification of the financial debt in default mentioned in point 6. under non-current liabilities according to its original maturity.  As mentioned in Note 5. during the current year the Company reclassified that debt to current liabilities, and adjusted the balances at December 31, 2002, which are shown for comparative purposes.

10.

In our opinion, except for the departure from professional accounting standards discussed in paragraph 4. above, and subject to the effect of possible adjustments and reclassifications on the consolidated financial statements that might be required for the resolution of the situations described in paragraphs 5. to 8., the consolidated financial statements of Transportadora de Gas del Sur S.A. and its subsidiary present fairly, in all material respects, their consolidated financial position at December 31, 2003, 2002 , and the consolidated results of their operations and their consolidated cash flows for the years ended December 31, 2003, 2002 and 2001, in accordance with accounting principles generally accepted in Argentina.

11.

The accompanying consolidated financial statements are presented on the basis of accounting principles generally accepted in Argentina, except for the departure referred to in paragraph 4. above, which differ from accounting principles generally accepted in other countries, including the United States of America.

Autonomous City of Buenos Aires, February 11, 2004

PRICE WATERHOUSE & CO. By (Partner)

          Hector A. Lopez

Footnotes

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